311669


03050834

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ________

(03/94)

83-2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK
In respect of one or more proposed
issues of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: April 29, 2003

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of debt securities (the "Securities") of the Asian Development Bank ("ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement, as contemplated by the enclosed Information Statement dated April 29, 2003 ("Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain of its debt securities ("Securities") from time to time with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, the ADB may sell Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See Information Statement, page 6.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 29, 2003 attached hereto (also see Item 1. above).

INFORMATION STATEMENT

Asian Development Bank


ASIAN DEVELOPMENT BANK

The Asian Development Bank ("ADB") intends to issue its notes and bonds ("Securities") from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them. In addition, the Securities may be sold by ADB directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide without charge additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at P.O. Box 789, 0980 Manila, Philippines, Attention: Funding Division, Treasurer's Department, tel.: (63-2) 632-4444, fax: (63-2) 636-2444, e-mail address: information@adb.org, web: http://www.adb.org or to the following ADB representative offices: i) Rahmhofstrasse 2-4, 60313 Frankfurt am Main, Germany, tel: (4969) 2193-6400, fax: (4969) 2193-6444, e-mail: adbero@adb.org; ii) Second Floor, Yamato Seimei Bldg., 1-7, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo 100-0011, Japan, tel: (813) 3504-3160, fax: (813) 3504-3165, e-mail: adbjro@adb.org; and iii) 815 Connecticut Avenue NW, Suite 325, Washington, D.C. 20006, USA, tel: (1-202) 728-1500, fax: (1-202) 728-1505, e-mail: adbnaro@adb.org.

The Information Statement is also available on ADB's Financial Resources website at http://www.adb.org/finance. Except as otherwise indicated specifically, the documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 29, 2003

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities do not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars. Currencies other than United States dollars have been translated into United States dollars at rates of exchange as described in Appendix VIII of the Financial Statements, Note B. References to SDRs are to the Special Drawing Rights of the International Monetary Fund.

TABLE OF CONTENTS

This Information Statement contains forward looking statements which may be identified by such terms as "believes", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2002, unless otherwise indicated)

The Asian Development Bank is an international organization established in 1966 and owned by its 61 members. ADB's main goal is to reduce poverty in Asia and the Pacific through pro-poor, sustainable economic growth, social development, and good governance. ADB pursues its goal primarily by providing loans, technical assistance, grants, guarantees, and equity investments to its developing member countries.

ADB was founded mainly to act as a financial intermediary in the transfer of resources from global capital markets to developing member countries for socioeconomic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan and the United States (each with 13.0% voting power), People's Republic of China (5.6%), India (5.5%), and Australia (5.0%). Twenty one ADB members are OECD members holding 64.9% of ADB's total subscribed capital and 58.8% of total voting power.

Equity: ADB's members have subscribed to $47,234.4 million of capital, $3,322.2 million of which was paid-in and the remainder callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totalling $9,105.3 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $26,324.3 million were denominated in 9 currencies. In February 2003, ADB's Board of Directors approved a new policy limiting ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. ADB's outstanding borrowings, after swaps, and guarantees as of December 31, 2002 were equivalent to 69.2% of such ceiling or 62.4% of ADB's total callable capital.

Net Income: ADB has achieved consistent profitability, earning net income every year since its inception. Net income for 2002 was $978.7 million compared to $863.3 million in 2001 representing an annualized return of 2.56% (2.28% - 2001) on its average earning assets.

Loan Portfolio: ADB's outstanding loan commitments in its ordinary operations totaled $42,972.3 million. 98.2% of ADB ordinary operations loans have been made to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities) and 1.8% to the private sector. ADB has not suffered any losses of principal in its public sector ordinary operations loans and follows a policy of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its public sector loans but these have not been material to ADB's operations.

ADB's current lending policy, adopted in February 2003, limits ADB's outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and present value of guarantees to no more than the sum of total callable capital, paid-in capital, reserves (including surplus but excluding special reserve). ADB's outstanding commitments as of December 31, 2002 were equivalent to 78.1% of such lending ceiling.

Risk Management: ADB seeks to avoid exchange risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currencies of its reserves with those of its outstanding loans. ADB uses derivatives, including currency and interest rate swaps in connection with its borrowing operations in order to reduce its borrowing costs. The principal amount receivable and payable under outstanding currency swap transactions aggregated $8,576.6 million and $8,465.9 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $6,090.1 million.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 and operates under the Agreement Establishing the Asian Development Bank (the "Charter") which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific (the "region") and to contribute to the economic development of the developing member countries in the region collectively and individually. At the end of 1999, ADB made poverty reduction in the region its main goal. ADB's strategy for reducing poverty rests on three pillars: sustainable economic growth, social development, and good governance.

As of December 31, 2002, ADB had 61 members consisting of 44 regional members, including Japan, Australia, and New Zealand, providing 63.5% of its capital, and 17 non-regional members, comprising the United States, Canada and 15 European countries, providing 36.5% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2002, the aggregate voting power of the developed member countries, which include all non-regional members plus Japan, Australia, and New Zealand, represents approximately 54.4% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2002 are set forth in Appendix VII of the Financial Statements.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see "Funding Resources"), and special operations are financed from Special Funds resources, most of which are contributed by members (see "Special Operations"). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB located in Tokyo, Japan.

The principal office of ADB is located in Metropolitan Manila, Philippines. ADB has 25 other offices, including 18 resident missions located in Afghanistan, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Uzbekistan, and Viet Nam; a country office in the Philippines; a regional office in Vanuatu; a special office in the Democratic Republic of Timor-Leste; an extended mission in Gujarat, India; and three representative offices, located in Tokyo, Japan for Japan, Frankfurt, Germany for Europe, and Washington D.C., U.S.A. for North America. At December 31, 2002, ADB had a staff of 2,216 from 49 member countries.

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations. (See "ADB Operating Activities - Ordinary Operations".)

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective January 1, 2001, ADB adopted Financial Accounting Standard ("FAS") 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments under FAS 138. These two standards are collectively termed "FAS 133".

As defined and required by FAS 133, ADB has marked all derivative instruments to fair value and reported them in the balance sheet with changes in the fair value recognized in current net income.

Under FAS 133, two options exist in accounting for derivative instruments: hedge or non-hedge accounting. In hedge accounting, changes in the fair value of certain hedge instruments have to be reflected in current income, while others have to be reflected in other comprehensive income as an adjustment to the carrying value of the hedge item. In non-hedge accounting, all changes in the fair value of hedge instruments need to be recognized as current income. A preliminary assessment using FAS 133 hedge accounting criteria indicates that most of ADB's derivative transactions are highly effective in hedging underlying transactions and are appropriate for its operation in achieving lower funding cost. At the same time, however, ADB has also found that applying the FAS 133 hedge criteria does not entirely reflect ADB's risk management strategies. Compliance with the hedge criteria would impose undue constraints on ADB's future borrowing, loan, and hedge programs, and likely detract from its focus of minimizing the cost of borrowings. Therefore, ADB believes it is more important to continue pursuing the objective of minimizing the cost of borrowings rather than follow the accounting definition of a qualifying hedge. The application of FAS 133 qualifying hedge criteria would not make economic risks inherent in ADB's financial assets and liabilities fully evident. Accordingly, ADB chooses to adopt non-hedge accounting and recognizes changes in fair value of derivative instruments in the period as part of the net income.

Supplemental Reporting

ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. It uses derivative instruments to enhance asset/liability management of individual positions and portfolios, and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recognized at their fair value, while others are still at cost (loans and borrowings), FAS 133 does not fully reflect the overall economic value of ADB's financial instruments.

ADB also prepares two supplemental financial statements: current value basis and pre-FAS 133 basis for management information and decision making. ADB believes that the financial statements under current value basis present the economic value of all its financial instruments. On the other hand, the pre-FAS 133 basis presents the financial information that is comparable to that in the prior years.

Discussion and Analysis of Current Value

The Condensed Current Value Balance Sheet in *Table 2* presents ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in interest rates, exchange rates, and credit risks. Current value reflects the exit price for financial instruments in liquid markets and accordingly is similar in most respects to fair value. For financial instruments with no market, current value reflects the expected cash flow streams discounted with the appropriate interest and exchange rates. The reversal of FAS 133 effects removes the impact related to the adoption of FAS 133, as these effects are already accounted for in the current value adjustment.

Current Value Balance Sheets

Loan Portfolio: The majority of ADB's loans are made to or guaranteed by ADB members. ADB does not sell its loans, believing that there is no comparable market for them. The current value of loans incorporates Management's best estimate of the probable expected cash flows, including interest, to ADB. Estimated cash flows from principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost, plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, ADB has adjusted the value of the loans through its loan loss provisioning for private sector operations. ADB has not suffered any losses of principal on its public sector ordinary operations loans, with the exception of opportunity losses resulting from the difference between the present value of expected payments for interest and charges, according to the loan's contractual terms, and actual timing of cash flows. Accordingly, no loan loss provision is provided against public sector loans.

The positive adjustment of $2.4 billion or equivalent of 8.3% to ADB's loan balance - from the FAS 133 reported basis of $29.5 billion to the current value basis of $31.9 billion - indicates that the loans in the portfolio, on average, carry a higher interest rate than ADB would have been able to originate currently.

Investments and related swaps: Under both the statutory reported and current value basis, the investments held by ADB are carried and reported at fair values. Fair value is based on market quotations. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models.

Equity investments: Equity investments with readily determinable fair values (i.e., market value) are reported at fair value. Unlisted equity investments without market value are reported at cost less allowance for losses, which represent a fair approximation of the current value.

Receivables from members: Receivables from members consist of unrestricted and may be restricted promissory notes. The current value of receivables from members is based on the cash flow of the projected encashment of the promissory notes, discounted using appropriate interest and exchange rates.

Borrowings after swaps: The current value of these liabilities includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value of these liabilities is calculated using market-based valuation models.

The increase in the valuation of these liabilities of $2.4 billion - equivalent to 9.3% in the value of the borrowings portfolio after swaps - from the FAS 133 reported basis of $26.0 billion to the current value basis of $28.4 billion, represents the difference between the average cost of ADB's borrowings portfolio and its current value based on relevant market yield curves.

Current Value Income Statements

The total current value adjustment of $429.0 million for the year ended December 31, 2002 (unfavorable adjustment of $243.2 million - 2001) represents the change in the current value of all ADB's financial instruments during the year (*see Table 4*). The current value adjustment reflects changes in both interest rates and currency exchange rates. For 2001, the current value adjustment included a transition loss of $81.7 million, which was the cumulative effect of the adoption of the current value basis of accounting on January 1, 2001.

For the year 2002, current value net income was $1.2 billion compared with the pre-FAS 133 net income of $753.9 million and the statutory reported net income of $978.7 million *(see Table 3)*. The $429.0 million increase from the pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises net effect of $130.9 million from the valuation of all outstanding financial instruments; $89.7 million of unrealized investment holding gains; and $208.4 million of accumulated translation adjustments for the year ended December 31, 2002 as shown in *Table 4*.

The net increase of $130.9 million in the current value adjustments on the balance sheet during 2002 was a result of an increase in the mark-to-current value on loans of $792.8 million and on receivable from members of $12.9 million, offset by an increase in the mark-to-current value on borrowings of $665.7 million and an investment swap payable of $9.1 million.

Unrealized investment holding gains, reflected as part of "Accumulated other comprehensive income" under the statutory reported basis are presented as current value adjustments for current value reporting. For 2002, the change in the mark-to-market unrealized investment holding gains amounted to $89.7 million.

The increase in the current value adjustment from 2001 to 2002, after taking into consideration the $81.7 million loss in transition adjustment, was due primarily to changes in exchange rates. Translation adjustments, reflected as part of "Accumulated other comprehensive income" under the reported basis, are presented as current value adjustments. Specifically, a significant portion of ADB's loans, investments, and borrowings was denominated in Japanese yen. While the Japanese yen depreciated sharply in 2001 and appreciated sharply in 2002 against the US dollar, this exchange rate volatility resulted in a significant positive change of translation adjustments of $208.4 million.

Table 1: Selected Financial Data
As of or for the year ended December 31
In millions of U.S. dollars (except percentages and ratios)

	Statutory Reported Basis[a]				
	2002	2001	2000	1999	1998
Income and Expenses					
Income					
From Loans	$1,710.0	$1,813.7	$1,861.3	$1,674.6	$1,440.9
From Investments	330.4	403.4	399.9	344.0	382.9
From Other Sources	19.7	21.6	39.7	9.2	8.7
Total Income	2,060.1	2,238.7	2,300.9	2,027.8	1,832.5
Expenses					
Interest and Other Financial Expenses	1,155.1	1,434.1	1,576.7	1,447.2	1,206.5
Administrative Expenses[b]	90.6	59.0	92.6	105.9	121.7
Technical Assistance to Member Countries	56.0	20.0	–	–	–
Provision for Losses	4.5	9.8	5.9	24.8	37.4
Total Expenses	1,306.2	1,522.9	1,675.2	1,577.9	1,365.6
Operating Income before FAS 133	753.9	715.8	625.7	449.9	466.9
FAS 133 Adjustments	224.8	112.8	–	–	–
Income before Cumulative Effect of Change in Accounting Principle	978.7	828.6	625.7	449.9	466.9
Cumulative Effect of Change in Accounting Principle	–	34.7	–	–	–
Net Income	$ 978.7	$ 863.3	$ 625.7	$ 449.9	$ 466.9
Average Earning Assets	$38,244	$36,272	$36,693	$34,788	$28,558
Annual Return on Average Earning Assets	2.56%	2.28%	1.71%	1.29%	1.63%
Return on Loans	5.93%	6.42%	6.59%	6.41%	6.78%
Return on Investments	4.26%	5.91%	5.09%	3.96%	5.27%
Cost of Borrowings	4.10%	5.54%	5.90%	5.66%	5.70%
Reserve-to-Loan Ratio	32.04%	28.47%	27.26%	25.97%	27.70%
Interest Coverage Ratio	1.85	1.58[c]	1.40	1.31	1.39

	Pre-FAS 133 Basis (unaudited)		Current Value Basis[d] (unaudited)	
	2002	2001	2002	2001
Net Income	$ 754	$ 716	$ 1,183	$ 473
Average Earning Assets	38,244	36,271	40,680	38,431
Annual Return on Average Earning Assets	1.97%	1.97%	2.91%	1.23%
Return on Loans	5.93%	6.42%	10.53%	3.11%
Return on Investments	4.26%	5.91%	9.80%	2.66%
Cost of Borrowings	4.32%	5.63%	9.85%	3.02%
Reserve-to-Loan Ratio	30.83%	28.09%	28.99%	26.66%
Interest Coverage Ratio	1.65	1.50	2.02	1.33

- Nil.
[a] FAS 133 was implemented in 2001. Accordingly, statutory reported basis is the same as pre-FAS 133 basis prior to 2001.
[b] Net of administration charge allocated to the Asian Development Fund.
[c] Excludes the one-time cumulative effect of recording the adoption of FAS 133 on January 1, 2001.
[d] Excludes the cumulative effect of the adoption of current value basis accounting.

Table 2: Condensed Current Value Balance Sheet at December 31, 2002 and 2001 (unaudited)
In thousands of U.S. dollars

	December 31, 2002					December 31, 2001
	FAS 133 Reported Basis	Reversal of FAS 133 Effects[a]	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 473,360	$ -	$ 473,360	$ -	$ 473,360	$ 68,823
Investments and accrued income[b]	9,102,853	-	9,102,853	-	9,102,853	8,330,341
Loans outstanding and accrued interest	29,485,151	(1,098)	29,484,053	2,438,050	31,922,103	30,697,150
Equity investment	211,267	-	211,267	-	211,267	208,018
Receivable from members	316,547	-	316,547	(135,055)	181,492	200,543
Receivable from swaps						
Investments	511,937	(8,005)	503,932	8,005	511,937	-
Borrowings	9,231,868	(641,150)	8,590,718	641,150	9,231,868	6,379,403
Other assets	504,209	-	504,209	-	504,209	478,096
TOTAL	$49,837,192	$(650,253)	$49,186,939	$2,952,150	$52,139,089	$46,362,374
Borrowings and accrued interest	$26,236,013	$ (9,221)	$26,226,792	$2,418,385	$28,645,177	$26,734,750
Payable for swaps						
Investments	548,218	(17,167)	531,051	17,167	548,218	-
Borrowings	9,027,166	(261,793)	8,765,373	261,793	9,027,166	6,784,076
Accounts payable and other liabilities	1,673,632	-	1,673,632	-	1,673,632	1,955,836
Total Liabilities	37,485,029	(288,181)	37,196,848	2,697,345	39,894,193	35,474,662
Paid-in capital	3,246,837	-	3,246,837	-	3,246,837	2,989,775
Net notional maintenance of value receivable/payable	(488,456)	-	(488,456)	-	(488,456)	(462,456)
Ordinary reserve	8,470,092	-	8,470,092	(466,055)	8,004,037	7,589,531
Special reserve	183,764	-	183,764	-	183,764	182,903
Surplus	116,645	-	116,645	-	116,645	116,645
Cumulative revaluation adjustments account	147,501	(147,501)	-	-	-	-
Net income after appropriation	977,815	(224,756)	753,059	429,010	1,182,069	471,314
Accumulated other comprehensive income	(302,035)	10,185	(291,850)	291,850	-	-
Total Equity	12,352,163	(362,072)	11,990,091	254,805	12,244,896	10,887,712
TOTAL	$49,837,192	$(650,253)	$49,186,939	$2,952,150	$52,139,089	$46,362,374

[a] Translated using exchange rates at transaction date.
[b] Including securities transferred under securities lending arrangement of $1,129,208 - 2002 and $1,489,870 - 2001.

Table 3: Condensed Current Value Income Statement for the Years Ended December 31, 2002 and 2001 (unaudited)
In thousands of U.S. dollars

	December 31, 2002			December 31, 2001
	Year-to-Date Statutory Reported Basis	Adjustments to Current Value	Year-to-Date Current Value Basis	Year-to-Date Current Value Basis
INCOME				
From loans	$1,709,943	$ -	$1,709,943	$1,813,640
From investments	330,448	-	330,448	403,436
From other sources-net	19,723	-	19,723	21,634
Total Income	2,060,114	-	2,060,114	2,238,710
EXPENSES				
Interest and other financial expenses	1,155,167	-	1,155,167	1,434,112
Administrative expenses	90,553	-	90,553	59,039
Technical assistance to member countries	55,998	-	55,998	19,962
Provision for losses	4,476	(4,476)	-	-
Total Expenses	1,306,194	(4,476)	1,301,718	1,513,113
OPERATING INCOME - Before FAS 133 Adjustment	753,920	4,476	758,396	725,597
FAS 133 adjustment	224,756	(224,756)	-	-
Current value adjustments	-	429,010	429,010	(243,150)
Provision for losses	-	(4,476)	(4,476)	(9,838)
Net Income	978,676	204,254	1,182,930	472,609
Appropriation of guarantee fees to Special Reserve	(861)	-	(861)	(1,295)
NET INCOME AFTER APPROPRIATION	$ 977,815	$204,254	$1,182,069	$ 471,314

Table 4: Summary of Current Value Adjustments
In thousands of U.S. dollars

	Balance Sheet Effects as of December 31, 2002					Income Statement Effect Year-to-Date	
	Loans	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects	December 31 2002	December 31 2001
Total Current Value Adjustments On Balance Sheet	$2,438,050	$(9,162)	$(2,039,028)	$(135,055)	$(123,930)[a]	$130,875	$ 40,189
Unrealized Gains on Investments[b]	-	-	-	-	-	89,702	23,969
Accumulated Translation Adjustments[c]	-	-	-	-	-	208,433	(307,308)
Total Current Value Adjustments	-	-	-	-	-	$429,010	$(243,150)

[a] Includes $81.7 million representing a one-time cumulative effect of recording the adoption on January 1, 2001 of the current value basis of accounting.
[b] Unrealized gains on the investment portfolio have been moved from Accumulated Other Comprehensive income under the statutory reported basis and included as part of current value adjustments for current value reporting.
[c] The Accumulated Translation Adjustments have been moved from Accumulated Other Comprehensive income under the statutory reported basis and included in Comprehensive Current Value Net Income for purposes of current value reporting.

ADB OPERATING ACTIVITIES

ADB pursues its goals by providing financial assistance to its developing member countries primarily through loans, technical assistance, grants, guarantees, and equity investments to help meet their development needs.

Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority. ADB provides financing to its borrowers to cover foreign exchange expenditures incurred in a project and also finances local currency expenditures in certain cases. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in value of the currencies which it has disbursed.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to the removal of impediments to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. In response to the changing needs and imperatives of the developing member countries and the international environment, ADB has undergone a strategic reorientation in recent years. Having declared poverty reduction to be its overarching goal, ADB supports this goal by providing loans to promote sustainable economic growth, including social development, and good governance. To broaden and deepen the impact of its interventions, ADB promotes the role of the private sector in development, supports regional cooperation and integration for development, and addresses environmental sustainability in all its loans.

In considering an application for a loan, ADB pays due regard to the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans, though such guarantees are not mandated by the Charter.

Except in special circumstances, ADB requires that the proceeds of its loans and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

ADB's program lending is designed, as a complement to its project-specific lending, to develop a sector (or subsector) as a whole and improve a sector's performance through appropriate policy and institutional reforms over the medium- to long-term. The loan proceeds may be used to finance economywide import requirements on the basis of a negative import list, or where necessary and appropriate, sector specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on a three-year moving average basis is subject

to a ceiling of 20%. Effective January 1, 2000, ADB introduced a program cluster approach (whereby a single approval can be given for two or more related sub-programs) as an extension of its program lending modality to enhance flexibility and extended the time frame for program implementation to 7 years. Also effective on the same date, ADB introduced a special program loan facility ("SPL") to provide, on an exceptional basis, as part of an international rescue package substantial support beyond ADB's anticipated assistance levels to crisis-affected countries which are eligible to borrow from ADB's ordinary capital resources. ADB will charge higher rates for SPLs to help mitigate potential adverse effects on ADB's financial strength and risk bearing capacity. SPLs are exempted from counting towards the ceiling on regular program lending.

In its private sector operations, ADB directly supports private enterprises, private equity funds, and financial institutions. Its traditional modes of financing are equity investments and hard currency loans. Equity investments may include preferred stock, convertible loans, and other forms of mezzanine financing. Loans may be cofinanced by commercial banks and other financial institutions. ADB has three credit enhancement products to facilitate such cofinancing: Complementary Financing Scheme, Partial Credit Guarantee, and Political Risk Guarantee. To address exchange risk related issues in private sector projects, ADB has commenced its local currency lending initiative on a pilot basis in India.

Whereas the aggregate amount of funds allocated to such private sector operations as of the date of this Information Statement was limited to $1,450 million from ordinary capital resources and $50 million from Special Funds resources, ADB's Board of Directors, in September 2001, agreed to allow approvals in excess of the existing $1,500 million capital allocation for private sector operations as an interim arrangement pending implementation of objective criteria for determining the appropriate capital allocation between public and private sector operations.

When the total cost of an individual project is higher than $5 million, ADB's total loans to and equity investments in a private sector enterprise may not normally exceed 25% of such total project cost or $75 million, whichever is lower. When the total cost of an individual project is less than $5 million, ADB's share can be as high as 33% of such total project cost.

Ordinary Operations

In February 2003, ADB's Board of Directors approved a new lending policy limiting the outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and present value of guarantees to no more than the sum of the total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). At December 31, 2002, the total amount of outstanding loan commitments as well as equity investments and guarantees was $44,060.7 million compared with a maximum lending ceiling under the Charter on such date of $56,432.5 million.

Loans

From its establishment through December 31, 2002, ADB had approved loans, net of terminations and reductions, aggregating $71,438.7 million in its ordinary operations. At December 31, 2002, ADB's total amount of outstanding loan commitments in its ordinary operations was $42,972.3 million. On such date, the largest borrowers from ADB in its ordinary operations, accounting for 93.7% in aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were Indonesia (23.8%), the People's Republic of China (22.3%), India (18.6%), the Republic of Korea (9.1%), Pakistan (9.0%), the Philippines (8.7%), and Thailand (2.2%).

In 2002, 36 ordinary operations loans totaling $4,042.8 million were approved compared with 30 ordinary operations loans totaling $3,977.4 million in 2001. Of the 2002 total approved loans, $3,897.8 million were public sector loans (member countries and, with the guarantee of the concerned member, government enterprises or other public entities) and $145.0 million were private sector loans, compared with $3,939.9 million and $37.5 million, respectively, in 2001. 87.9% of the 2002 total approved ordinary operations loans went to India, People's Republic of China, Pakistan, and Indonesia.

A summary statement, by country, of the ordinary operations outstanding loan commitments of ADB as of December 31, 2002 is set forth in Appendix V of the Financial Statements. A breakdown by sector of the ordinary operations loans approved by ADB from its establishment and those loans that were effective (approved loans as to which certain conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2002 is as follows:

Table 5: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2002

Sector	Total Approved Loans		Total Outstanding Effective Loans	
	Amount (In millions)	Per Cent	Amount (In millions)	Per Cent
Energy	$16,949.7	23.7%	$ 8,034.2	20.4%
Transport and Communications	16,250.3	22.7	9,497.3	24.1
Finance[a]	12,842.6	18.0	7,187.8	18.3
Social infrastructure[b]	10,448.1	14.6	6,848.0	17.4
Agriculture and natural resources	7,338.9	10.3	3,212.1	8.2
Multisector	3,191.7	4.5	1,594.3	4.0
Industry and nonfuel minerals	2,617.3	3.7	1,558.3	4.0
Others	1,800.1	2.5	1,433.8	3.6
Total	$71,438.7	100.0%	$39,365.8[c]	100.0%

[a] Includes loans for the development of financial systems and capital markets in developing member countries and loans to development finance institutions in member countries which are reloaned to finance small- and medium-scale industries and other eligible borrowers in various sectors.
[b] Includes water supply and sanitation, urban development and housing, education, and health and population.
[c] Includes program loans aggregating $11,026.5 million and representing 28.0% of total effective loans.

ADB's loans generally cover only portions of the total costs of the projects and programs it finances. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2002 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $130,724.7 million, of which approximately 36.8% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements.

Public and Private Sector Loans

The majority of ADB ordinary operation loans (98.2%) have been made to the public sector, namely, to member countries or, with the guarantee of the member government concerned, to government agencies or other public entities. The rest is to private sector enterprises and financial institutions without government guarantee. A summary of cumulative approvals and portfolio position for public and private sector loans is shown below.

Table 6: Lending Status at December 31
In millions of U.S. dollars

	Public Sector		Private Sector	
	2002	2001	2002	2001
Cumulative Approvals[a]	$69,976	$66,123	$1,463	$1,318
Cumulative Effective Loans[b]	56,594	53,935	1,146	1,174
Cumulative Repayments[c]	17,552	14,256	591	540
Outstanding	$28,834	$28,335	$ 400	$ 404
Undisbursed[d]	13,383	13,489	355	307
Total Loans	$42,217	$41,824	$ 755	$ 711

[a] Net of loan terminations and reductions.
[b] Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied.
[c] At historical U.S. dollar equivalents.
[d] Includes not yet effective loans

In its public sector ordinary operations, ADB has not suffered any losses of principal and follows a policy of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments but these have not been material to ADB's operations (see Appendix VIII of the Financial Statements, Notes E and K).

In its private sector operations, ADB makes loss provisions on certain private sector loans. Allowance for losses on impaired private sector loans through 2002 totaled $72.5 million.

Lending Windows

ADB's currently available lending window is the LIBOR-based loan ("LBL") window. The LBL window, introduced on July 1, 2001, is a timely response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL products give borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the options to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan ("PMCL") window, the pool-based single currency loan ("PSCL") window in U.S. dollars, and the market-based loan ("MBL") window. The MBL window

provided single-currency loans in U.S. dollars, Japanese yen, or Swiss francs to private sector borrowers and government-guaranteed financial intermediaries at the prevailing market rates. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window on July 1, 2002. For ADB to evolve into a full-fledged LIBOR-based lender, ADB's Board of Directors approved the program of offering its borrowers the option to transform the undisbursed balances of their PSCLs and MBLs into LBLs provided that the undisbursed loan balance was not less than 40% of the loan amount as of June 30, 2001. By December 15, 2002, total undisbursed balances of $6.8 billion under 97 PSCLs were transformed to LBL terms as scheduled. As of December 31, 2002, the transformation program had been completed. A breakdown of ADB's ordinary operations loan portfolio by loan product is presented in *Table 7.*

Table 7: Loan Portfolio by Loan Products
In millions of U.S. dollars

	Public Sector		Private Sector	
	2002	2001	2002	2001
LIBOR-based Loans				
Outstanding	$ 1,839	$ 321	$ 7	$ –
Undisbursed	12,024	3,000	153	8
Market-based Loans				
Outstanding	633	600	216	191
Undisbursed	315	427	190	282
Pool-based Multicurrency Loans				
Outstanding	7,083	6,996	10	12
Undisbursed	3	52	–	–
Pool-based Single Currency Loans				
Outstanding	15,084	16,158	–	–
Undisbursed	1,041	10,010	–	–
Others				
Outstanding	4,195	4,260	167	201
Undisbursed	–	–	12	17
Total				
Outstanding	$28,834	$28,335	$400	$404
Undisbursed	$13,383	$13,489	$355	$307

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers floating-rate loans and fixed-rate loans denominated in Euros, Japanese yen or U.S. dollars. Initially, the loans bear a floating lending rate. With a floating lending rate, the lending rate is reset every six-months on each interest payment date. The lending rate is the cost base rate plus a spread ("fixed spread") that is fixed in the loan agreement. The cost base is equal to LIBOR and reset every six months. The fixed spread for public sector borrowers is equal to the ADB basic lending spread prevailing at the time of loan signing (currently 60 basis points), whereas the spread for private sector

borrowers reflects the credit risk of the specific project and borrower. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. The average lending rates of outstanding LBLs in U.S. dollars and Japanese yen as of December 31, 2002 were 2.10% and 0.43%, respectively.

A commitment fee of 0.75% per annum is levied on all public sector loans, beginning 60 days after execution of the applicable loan agreement. For project loans, the commitment fee accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year and 100% thereafter. For program loans, the commitment fee is flat 0.75% per annum. A front-end fee of 1% is charged on public sector loans with the borrowers given the option to capitalize the fee.

Public sector LBLs provide for rebates and surcharges. Since the principle of automatic cost pass-through pricing is maintained for LBLs, ADB returns the actual sub-LIBOR funding cost margin achieved to its LBL public sector borrowers through rebates. A surcharge could arise if ADB's funding cost is above the six-month LIBOR. The rebate and surcharge are calculated every January 1 and July 1 of each year based on actual average funding cost margin for the preceding six-month period. In 2002, ADB returned the actual sub-LIBOR funding cost margin of $2.4 million to its LBL public sector borrowers based on the following rebate rates:

Table 8: Rebate Rates for LBL Window
% per annum

	U.S. Dollar	Japanese Yen
January 1, 2002	0.41	0.17
July 1, 2002	0.36	0.16

Previously Available Financial Terms

PMCL and PSCL lending windows: The lending rates for the PMCL and PSCL U.S. dollar windows are determined on the basis of the previous semester's average cost of borrowings plus a lending spread which is currently 60 basis points. ADB's pool-based variable lending rates for the year 2002 and the first half of 2003 are shown in *Table 9*. The commitment and front-end fees applicable to public sector LBLs also apply to PMCLs and to PSCLs approved on or after January 1, 2000.

Table 9: Pool-based Lending Rates[a]
% per annum

	2003	2002	2001	
January 1	2.74	5.08	5.50	multicurrency
	6.31	6.69	6.70	U.S. dollar
July 1		3.91	5.21	multicurrency
		6.34	6.70	U.S. dollar

[a] Lending rates are set on January 1 and July 1 every year and are valid for six-month periods.

MBL lending window: The interest rates on MBLs are on either fixed or floating rate terms. The lending rates for MBLs are determined on the basis of the six-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable for pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.5% to 0.75% per year on the undisbursed balance are typically charged on a floating rate MBL.

Equity Investments

As of December 31, 2002, ADB had approved 113 equity investments (less cancellations), aggregating $701.4 million and had participated, to the extent of $40.5 million, in underwriting six equity funds, all financed from its ordinary capital resources. The net equity investment commitments (approvals less disposals and sales and allowance for possible losses) amounted to $409.2 million (about 32.3% of the ceiling under the Charter) as of December 31, 2002. Pursuant to the Charter, the total amount of ordinary capital resources that ADB may invest in equity capital may not exceed 10% of its unimpaired paid-in capital stock, reserves (other than the Special Reserve) and surplus, i.e., $1,265.7 million at December 31, 2002. When making an equity investment, ADB may not obtain a controlling interest in the entity concerned or become its largest shareholder, except under certain circumstances.

For additional information on Equity Investments, see Appendix VIII of the Financial Statements, Note F.

Guarantees

ADB provides guarantees as credit enhancements for eligible projects to cover risks that the private sector cannot easily absorb or manage on its own. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has used its guarantee instruments successfully for infrastructure projects, financial institutions, capital markets and trade finance. The guarantee instruments are recognized as off-balance sheet financial instruments in ADB's annual financial statements.

ADB offers two guarantee products - political risk guarantees and partial credit guarantees - both designed to mitigate risk exposure of commercial lenders and capital market investors. These guarantees are not issued on a standalone basis but are provided for projects where ADB has a direct participation. ADB can cooperate with other multilateral, official, and private sector lenders and insurers in providing its guarantee products.

Political Risk Guarantees

ADB's political risk guarantee ("PRG") program is designed to facilitate cofinancing by providing lenders and capital market investors in an ADB-assisted project with cover against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence and breach of contract, and is available for loans and the other forms of debt instruments. Equity instruments are ineligible for PRG coverage. Tenors are based on the merits of the underlying project. All or part of the outstanding debt service obligations to a lender may be covered. The cover may be for principal and/or interest payment obligations. For private sector projects, ADB can issue a PRG without a counterguarantee from the host government. However,

PRG exposure to a private sector project without a counterguarantee from the host government is subject to a maximum of $150 million or 50% of the project cost, whichever is lower. Fees are market-based and comprise a guarantee fee, front-end fee, and standby fee. ADB's PRG is callable when a covered event has occurred and such an event has resulted in debt service default to the guaranteed lender.

Partial Credit Guarantees

The partial credit guarantee ("PCG") program of ADB provides comprehensive cover (of both commercial and political risks) for a specific portion of the debt service profile provided by cofinanciers. PCG cover is particularly useful for projects in developing member countries with restricted access to the financial markets, but which ADB considers creditworthy and financially sound. Since the 1997 Asian financial crisis, borrowers, project sponsors, cofinanciers, and host governments have aimed to hedge currency mismatch risks by using the revenue currency as the borrowing currency. ADB's PCGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions. For private sector transactions not supported by a counterguarantee from the host government, the exposure limit is $75 million or 25% of the project cost, whichever is less. Guarantee fees for private sector transactions are market based. Guarantee fees for transactions backed by the host government guarantee comprise a standard guarantee fee of 40 basis points (0.4%) per annum on the present value of the outstanding guarantee obligation plus a front-end fee to cover ADB's processing costs. Fees can be charged either to the borrower or the lender.

ADB is committed to further develop the capital markets in the region by using its guarantee products and complementary financing scheme ("CFS"). ADB's guarantee instruments and CFS are reliable instruments in catalyzing capital flows to its developing member countries by providing necessary credit enhancements.

ADB's exposure on guarantees as of December 31, 2002 is shown in *Table 10*. For additional information on guarantees, see Appendix VIII of the Financial Statements, Note E.

Table 10: Guarantee Exposure
In millions of U.S. dollars

	2002		2001	
	Outstanding Guaranteed Amount[a]	Present Value	Outstanding Guaranteed Amount[a]	Present Value
Partial Credit Guarantee	$1,030.9	$499.1	$311.7	$202.6
Political Risk Guarantee	86.9	54.1	43.5	28.3
Total	$1,117.8	$553.2	$355.2	$230.9

[a] The outstanding guaranteed amounts represent the amounts utilized under the related loans which have been disbursed as of the end of a reporting period.

Technical Assistance

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans.

The Charter limits the funds which may be drawn upon to provide technical assistance on a grant basis to the amount of ADB's net income from ordinary operations plus any Special Funds resources (other than net income transferred from ordinary operations) available for such purposes. In April 2001, ADB's Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations. As of December 31, 2002, a total amount of $76.0 million has been committed from such current income for technical assistance operations, out of which $11.1 million had been disbursed.

As of December 31, 2002, the total Technical Assistance Special Fund resources amounted to $919.6 million, consisting of $88.5 million direct voluntary contributions by members, $501.0 million allocation from ordinary capital resources' net income, $238.0 million allocations from ADF contributions and $95.6 million income from investments and other sources less $3.5 million transfers to ADF. The uncommitted balance of such resources amounted to $68.3 million as of December 31, 2002.

Through December 31, 2002, total grant-financed technical assistance approved by ADB amounted to approximately $2,219.2 million, including $1,054.7 million to be provided by ADB as well as amounts it administered on behalf of other entities and amounts to be provided from the Japan Special Fund (see "Special Operations "). Such assistance has been approved for 40 of ADB's developing member countries and for certain regional activities. As of December 31, 2002, an aggregate amount of $901.7 million in such assistance had been financed from ADB's ordinary operations income and the Technical Assistance Special Fund.

Cofinancing and Relations with Other Development Organizations

ADB actively pursues cofinancing with official as well as commercial and export credit sources to complement its assistance to public and private sector projects in its developing member countries. In connection with such activities, ADB maintains close relations with other international development organizations and acts as administrator for, or has made joint financing arrangements with, a number of multilateral and bilateral development agencies. ADB has also been joined by commercial institutions in cofinancing projects in the region, and is continuing to promote increased commercial cofinancing. The cumulative total amount of cofinancing arranged in support of the ADB-assisted operations as of the end of 2002 amounted to $38.3 billion for 609 loan projects and programs. This amount consisted of $22.3 billion from official sources, $16.0 billion from commercial sources and export credit agencies. For more information on cofinancing, see Appendix VIII of the Financial Statements, Note E.

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, the proceeds of borrowings and funds derived from ordinary operations.

Capital

The authorized capital stock of ADB as of December 31, 2002 was $47,288.3 million, of which $47,234.4 million had been subscribed. Subscriptions to the capital stock are divided into paid-in and callable shares. Of the total subscribed capital stock as of December 31, 2002, $3,322.2 million was paid-in and the remainder was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to the member amounts of its currency necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. Pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions. (See Appendix VIII of the Financial Statements, Note I.)

Paid-in Capital

As of December 31, 2002, 97% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 3% in the currencies of members with non-convertible currencies.

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $2.7 million was so restricted as of December 31, 2002. (See Appendix VIII of the Financial Statements, Note C.)

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see "Special Operations"). As of December 31, 2002, a total of $64.5 million (1.9% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called to make loans. In the event of a call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2002, 21 ADB members holding 64.9% of the total subscribed capital of ADB and 58.8% of the total voting power were also members of the Organization for Economic Cooperation and Development ("OECD"). Presented in *Table 11* is the capital subscription of such OECD members. These OECD members' total callable capital is equivalent to 109.2% of ADB's outstanding borrowings after swaps at December 31, 2002.

Table 11: Capital Subscription of OECD Members
In millions of U.S. dollars

	Subscribed Capital	Callable Capital
Japan	$ 7,480	$ 6,956
United States	7,480	6,956
Australia	2,773	2,579
Canada	2,507	2,332
Republic of Korea	2,414	2,245
Germany	2,073	1,928
France	1,116	1,037
United Kingdom	979	910
Italy	866	806
New Zealand	736	685
Netherlands	492	457
Switzerland	280	260
Austria	163	152
Belgium	163	152
Denmark	163	152
Finland	163	152
Norway	163	152
Portugal	163	152
Spain	163	152
Sweden	163	152
Turkey	163	152
Total	$30,663	$28,519

The capital subscription of all ADB members is shown in Appendix VII of the Financial Statements

Table 12 shows ADB's capital stock and reserves as of December 31, 2002. Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in Appendix VIII of the Financial Statements, Notes B and I.

Table 12: Ordinary Capital Stock and Reserves
In millions of U.S. dollars

	December 31, 2002
Subscribed	$47,234
Less: Callable capital subscribed	43,912
Paid-in capital subscribed	3,322
Less: Other adjustments[a]	75
	3,247
Net Notional Amounts Required to Maintain Value of Currency Holdings, Reserves and Accumulated Net Income and Other Comprehensive Income[b]	9,105
Total Capital Stock, Reserves and Accumulated Net Income and Other Comprehensive Income	$12,352

[a] Comprises $64 million capital transferred to the Asian Development Fund and $11 million of paid-in capital subscribed but not yet due. (See Appendix VIII of the Financial Statements, Note I).
[b] For a description of reserves, see Appendix VIII of the Financial Statements, Note J.

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in other countries, adhering to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Total Borrowing Limitation

In February 2003, ADB's Board of Directors approved a new policy limiting ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. Based on such new policy, the sum of such capital and reserves as of December 31, 2002 was $39,579.0 million. The aggregate of ADB's outstanding borrowings after swaps and guarantees of $27,401.5 million as of December 31, 2002 was equivalent to 69.2% of such ceiling or 62.4% of ADB's total callable capital.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Germany; Hong Kong, China; Italy; Japan; Kuwait; Luxembourg; the Netherlands; Republic of Korea; Saudi Arabia; Switzerland; Taipei,China; the United Arab Emirates; the United Kingdom and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial

banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $5 billion Eurocommercial Paper Programme ("ECP") to afford greater flexibility in the timing of its long-term borrowings. A statement of ADB's outstanding borrowings as of December 31, 2002 is set forth in Appendix VI of Financial Statements.

ADB's overriding borrowing objective has always been to ensure that funds are available to meet its net cash requirements at the lowest possible cost. Subject to this objective, ADB seeks to diversify its sources of funding across markets, instruments, and maturities. One of ADB's core funding strategies is to maintain a strong presence in key currency bond markets through regular issuance of benchmark global bonds. Consequently, ADB continues to enhance the execution of its global bond issues, focusing on offering investors fairly priced bonds through a price discovery process, achieving a broad-based distribution both geographically as well as by investor type, and ensuring secondary market liquidity. Importantly, ADB also issues bonds on an opportunistic basis as a means of generating funds at the lowest cost possible. In this regard, ADB established in 2001 a $20 billion Global Medium-Term Note Program designed to increase its responsiveness to opportunities in the private placement market. As part of its developmental mandate, ADB continues its efforts to contribute to the development of the regional bond markets through local currency bond issuance.

In 2002, ADB completed 80 borrowing transactions in U.S. dollars, Australian dollars, Japanese yen, Euros, and Hong Kong dollars, raising $5,944.9 million in long-term funds compared to $1,207.1 million in 2001. Of the total 2002 borrowings, $3,000 million was raised through public offerings and $2,944.9 million in the form of private placements. The increase in the 2002 funding size was mainly due to the replacement of maturing borrowings.

In addition to these long-term borrowings, ADB executed a total of 36 ECP transactions during 2002, raising $2,830 million in short-term funds. All ECPs issued in 2002 were in U.S. dollars and subsequently swapped into Japanese yen. At December 31, 2002, only $200 million remained outstanding. ADB intends to refinance such outstanding ECPs by long-term borrowings during 2003. The following table summarizes ADB's funding operations in 2002 and 2001.

Table 13: Funding Operations
Amounts in millions of U.S. dollars

	2002	2001
Long-Term Borrowings:		
Total Principal Amount	$5,945	$1,207
Average Maturity to First Call (years)	7.2	6.2
Average Final Maturity (years)	9.9	8.7
Number of Transactions		
Public Offering	3	2
Private Placement	77	15
Number of Currencies (Before Swaps)		
Public Offering	1	2
Private Placement	5	3
Short-Term Borrowings:[a]		
Total Principal Amount[b]	$2,830	$1,250
Number of Transactions	36	9
Number of Currencies	2	2

[a] All eurocommercial paper.
[b] At year-end, the outstanding principal amount was $200 million in 2002 and $400 million in 2001.

As of December 31, 2002, the total amount of outstanding borrowings after swaps was $26,119.6 million. The average life of ADB's outstanding long-term borrowings at the end of the years 2002 and 2001 was 3.90 years and 3.16 years, respectively.

Use of Derivatives

ADB undertakes currency and interest rate swap transactions to raise, on a fully hedged basis, operationally needed currencies in a cost-efficient way while maintaining its borrowing presence in the major capital markets. For the year 2002, ADB has swapped 56.5% of its 2002 borrowings into U.S. dollar floating rate liabilities and the rest into Japanese yen floating rate liabilities. At December 31, 2002, the principal amount receivable and payable under outstanding currency swap transactions aggregated $8,576.6 million and $8,465.9 million, respectively. The notional principal amount of outstanding interest rate swap transactions aggregated $6,090.1 million.

Currency and Interest Rate Composition of Borrowings After Swaps

As of December 31, 2002, the currency composition of ADB's outstanding borrowings after swaps was concentrated in U.S. dollars, about 72.3% (73.6% - 2001) of the borrowing portfolio, reflecting the borrowers' preference for U.S. dollar loans. This was followed by Japanese yen, about 25.3% (25.0% - 2001). Of the outstanding borrowings after swaps at December 31, 2002, 56.6% was at fixed rates (75.8% - 2001) and 43.4% at variable rates (24.2% - 2001). Figures 1 and 2 show the effects of the currency and interest rate swaps undertaken on ADB's outstanding borrowings.

Figure 1: Effect on Currency Composition


Currency Composition of
Outstanding Borrowings (Before Swaps)
Other
Currencies[a]
20.9%
Japanese
Yen
15.8%
U.S. Dollar
63.3%
Currency Composition of
Outstanding Borrowings (After Swaps)
Other
Currencies[b] 2.4%
Japanese
Yen
25.3%
U.S. Dollar
72.3%

[a] Other currencies include Australian dollar, Canadian dollar, Euro, Hong Kong dollar, New Taiwan dollar, Pound Sterling, and Swiss franc.
[b] Other currencies include Australian dollar, Pound sterling, and Swiss franc.

Figure 2: Effect on Interest Rate Structures


Interest Rate Structure of
Outstanding Borrowings (Before Swaps)
Variable
5.4%
Fixed
94.6%
Interest Rate Structure of
Outstanding Borrowings (After Swaps)
Variable
43.4%
Fixed
56.6%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquidity portfolio is designed to ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements. It also contributes to ADB's earning base.

ADB's Board of Directors has prescribed certain policy restrictions relating to its investment transactions in the Authority for Investment of Funds Not Needed in Operations (the "Investment Authority"), approved on May 27, 1999. The primary objective of the Investment Authority is to ensure the security and liquidity of funds invested. Subject to this objective, ADB seeks to maximize returns on its liquidity portfolio investment.

ADB's investments are made in the same currencies as received. In compliance with the Charter, ADB does not convert currencies for investment. At present, liquid investments are held in 18 currencies.

ADB's liquid assets are held in obligations of governments and other official entities, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality.

The liquid assets are held in four sub-portfolios: core portfolio, operational cash portfolio, cash cushion portfolio, and discretionary liquidity portfolio - all of which have different risk profiles and performance objectives.

The core portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to achieve the core portfolio's objective of maximizing the total return relative to a defined risk tolerance level. The core portfolio is largely funded by equity. For this part, the performance is measured against external benchmarks with an average duration presently of about two years. The remaining part of the core portfolio is funded by floating rate debt and is invested in floating rate assets with the objective of maximizing the spread earned by ADB between borrowing cost and investment income.

The operational cash portfolio is designed to meet net cash requirements over a one-month period. It is funded by equity and invested in short-term, highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending disbursements. The portfolio is invested in short-term instruments and its performance is measured against short-term external benchmarks.

The discretionary liquidity portfolio is funded by floating rate debt and invested in floating rate assets to maximize the spread earned by ADB between its borrowing cost and investment income. The size of the portfolio depends on factors such as whether there is a need to smoothen the build up of ADB's prudential liquidity over a given time horizon and whether there are opportunities to undertake additional short-term borrowings for market presence purposes. The size of the portfolio is subject to a ceiling approved by the Board of Directors. The portfolio's cost of carry should be positive at all times.

The average size of the liquidity portfolios in 2002 and 2001, excluding securities transferred under securities lending arrangements and pending sales and purchases, is presented in the following tables.

Table 14: Average Size of Liquidity Portfolio

	Liquidity Portfolio ($ million)	
	2002	**2001**
Core portfolio	$6,546	$5,202
Operational cash portfolio	144	381
Cash cushion portfolio	1,081	1,101
Total	$7,771	$6,684

The return on the liquidity portfolios during 2002 and 2001 is presented in the following table.

Table 15: Return on Liquidity Portfolio

	Annualized Financial Return (%)	
	2002	**2001**
Core portfolio	6.89	7.25
Operational cash portfolio	1.72	3.59
Cash cushion portfolio	1.04	2.29
Return on Total Portfolio	5.36	6.11

FINANCIAL RISK MANAGEMENT

In undertaking its development banking operations, ADB assumes a variety of financial risks. These include credit risk, commercial risk, and market risk (interest rate and foreign exchange). ADB has established a risk management infrastructure designed so that the risks associated with its activities are fully identified, measured, monitored, and managed.

Guidelines and constraints relating to the assumption of credit, commercial and market risks are established within the parameters of various policy and operational documents. The Charter sets the broad policy objectives relating to the operations of ADB. General policy guidelines relating to risk assumption and management are articulated in several policy documents approved by ADB's Board of Directors. These include the Income and Reserves Policy, the Liquidity Policy and the Investment Authority. At the operational level, specific guidelines relating to the assumption of risk in ADB's financial operations are established by the Office of the President, the Office of the Vice President, Finance and Administration, and the Office of the Treasurer.

ADB has established a Risk Management Committee ("RMC") that is tasked with the responsibility of overseeing the operation of the risk management infrastructure within the Treasurer's Department. The RMC is responsible for discussing and resolving any issues arising from new policies and guidelines relating to risk management within the Treasurer's Department. It reviews all new products, counterparties and operations from a risk management perspective and resolves any issues relating to systems and procedures. The RMC reviews aggregate risk exposure and establishes appropriate measures for managing this exposure. Finally, it provides a forum for discussing and assessing the external risk climate.

ADB is currently reviewing its risk management policies and practices throughout its several departments.

Credit Risk

Credit risk can be defined as the potential loss arising from default of a borrower.

Income and Reserves Policy

As a development finance institution, ADB regularly assumes credit risk on its lending portfolio. ADB manages this risk through a rigorous capital adequacy framework. This framework, articulated through the Charter and policy documents, is at the foundation for managing lending risk within ADB.

The Income and Reserves Policy of ADB protects its risk bearing capacity, i.e., its capacity to withstand unexpected large risk events without seeking additional financial support from its shareholders. The primary benchmark used by ADB in measuring its risk-bearing capacity is the interest coverage ratio ("ICR"), a ratio that broadly indicates to what extent ADB's income, particularly the income from its loan portfolio, can decrease without jeopardizing ADB's ability to service its own debt from current earnings. In light of its portfolio concentration, ADB's current policy is to ensure that the ICR does not fall below the level of 1.31. With an ICR of 1.31, ADB has the capacity to withstand the nonperformance of its largest borrower and still generate residual net income. ADB's actual target for the ICR in the medium-term could be higher depending on its assessment of its risk-bearing capacity.

To maintain the minimum ICR or achieve a higher targeted level for ICR, ADB manages its equity capital or earning base to be sufficient to generate the minimum net income requirement. The adequacy of equity capital is managed by maintaining adequate reserves, which constitute the bulk of ADB's equity

capital in relation to outstanding loans, i.e., reserve:loan ratio ("RLR"). The current policy is to maintain RLR at about 25% over the medium-term. Any potential deficiency in such reserves or earning base could be remedied by increasing the level of loan charges. As of December 31, 2002, the ICR and RLR of ADB were 1.85 and 32.04%, respectively.

Liquidity Policy

In 2002, ADB's Board of Directors approved a new liquidity policy that provides capacity for ADB to meet its cash requirements in the event of a major disruption in its cash flows. The new liquidity policy requires that (i) the prudential minimum level of liquidity to be held at all times during the calendar year be 40% of the proxy net cash requirements for the following 3 years (the sum of net disbursement and debt redemption); (ii) the discretionary liquidity portfolio, which is funded by debt, have a ceiling of 50% of the size of the prudential minimum liquidity without prior authorization of the Board of Directors; and (iii) the core liquidity portfolio, which is broadly equivalent to the prudential minimum liquidity, be funded by equity capital and debt.

Overdue and Non-performing Loans

If a payment of principal or interest on a public sector loan is not received within 30 days after the due date, a formal notice will be sent to the borrower advising that, unless all its outstanding arrears are received within 30 days of such notice, no further loans to, or guaranteed by, the borrower will be presented to the Board of Directors for approval nor will any previously approved loans be signed. In addition, if such payment is not received within 60 days after the due date, a formal notice will be sent to the borrower advising that, unless all its outstanding arrears are received within 30 days of such notice, disbursements on all ADB loans to that borrower will be suspended. Such overdue policy may be temporarily deferred (i) when payments are owed in currencies whose availability in the international financial markets is unduly constrained at the time the payments fall due; (ii) when the overdue amount is less than $50,000; and (iii) when significant partial payments of the overdue amount have been received by ADB, and/or the borrower has made acceptable arrangements to bring the outstanding amounts up to date. It is also the policy of ADB to place loans in nonaccrual status where principal, interest, or other charges are overdue by six months. Provisioning for possible loan losses may be made when principal or interest is in arrears for one year for public sector loans made to or guaranteed by a member and six months for private sector loans. Additional information on the provisioning policy and status of nonaccrual loans can be found in Appendix VIII of the Financial Statements, Notes B and E.

Commercial and Market Risks

Commercial Risks pertain to counterparty risk and issuer risk and Market Risks pertain to interest rate risk and exchange rate risk.

Commercial Risks

Counterparty Risk

To assist in ensuring that investment and funding activities are undertaken in an effective and cost-efficient manner, ADB utilizes various cash and derivative instruments in its financial operations. These transactions involve counterparty credit risk. To manage and mitigate this risk, ADB restricts these activities to authorized dealers and counterparties meeting conservative credit risk guidelines.

Counterparties to investment transactions are proposed by the Investments Division, reviewed by the Risk Management Division and approved by the Treasurer. Generally, ADB's investment transactions in cash instruments are conducted on a "delivery versus payment basis", where counterparty credit exposure is viewed to be minimal. Investment transactions with counterparts in derivative products or on a free delivery basis require special review by the Risk Management Division and approval by the Treasurer. Depository and custodial exposure is monitored on a daily basis through ADB's Depository Bank Liability Management System ("DBLMS"). Counterparty eligibility for depository and custodial transactions is rigorously monitored by the Risk Management Division in relation to strict minimum credit rating guidelines approved by the President.

The Funding Division actively utilizes currency and interest rate swap transactions on a fully hedged basis to raise operationally needed currencies in a cost-efficient manner and to maintain its borrowing presence in the major capital markets. Swap counterparty credit exposure is measured and monitored under ADB's Swap Exposure Management System ("SEMS"). Guidelines relating to swap risk management are approved by the President. In accordance with the guidelines, ADB currently requires that its swap counterparties be rated AA-/Aa3 or higher. Internal limits for swap exposure are calculated by utilizing credit ratings from the major credit rating agencies. SEMS monitors ADB's current and potential exposure to swap counterparties relative to these internal limits. Current counterparty swap exposure calculations evaluate the current cost of replacing an outstanding swap with a new swap. Current counterparty swap exposure calculations are based on a current "marking-to-market" of swap transactions. On the other hand, potential counterparty swap exposure calculations measure the credit risk that would occur if a swap counterparty were to default in the future. It evaluates the "potential" cost of replacing an existing swap with a new swap in the future. It is a function of the notional amount of the swap transaction and estimated volatilities of underlying risk factors.

Issuer Risk

Issuer risk arises from ADB's investment transactions. Under the Investment Authority, ADB may purchase and sell bonds, notes or other obligations that are (i) issued or guaranteed by the member country whose currency is involved in the investment, (ii) issued or guaranteed by an eligible non-borrowing member country and denominated in the currency of another member whose currency is convertible, provided that such bonds, notes or other obligations are rated "AA" or higher, (iii) issued or guaranteed by an eligible autonomous government entity or government-controlled corporation of a non-borrowing member country and denominated in the currency of such member country or the currency of another member country whose currency is convertible, provided that such bonds, notes or other obligations are rated "AA" or higher, (iv) issued or guaranteed by an eligible multilateral organization and denominated in a convertible currency, provided that such bonds, notes or other obligations are rated "AA" or higher, (v) issued or guaranteed by eligible corporate entities or trusts provided that such bonds, notes or other obligations are rated "A" or higher, and AAA in the case of eligible asset-backed and mortgage-backed securities, or (vi) consist of time deposits and other unconditional obligations of eligible banks and other financial institutions in member countries.

In addition to these restrictions, ADB further limits the volume and eligibility of its transactions in "spread products", i.e., investments issued and trading at a "credit spread" to the government yield curve. In the case of corporate, asset-backed and mortgage-backed securities, these investments are presently limited to a percentage of the U.S. dollar portfolio alone. ADB restricts the level of investments in AAA-rated, AA-rated and A-rated corporate debt instruments, respectively, and also restricts the level of investments in asset-backed and mortgage-backed instruments. All asset-backed and mortgage-backed securities in ADB's investment portfolio must be AAA-rated.

Market Risks

Interest Rate Risk

Market risk exposure is generally restricted to ADB's liquid asset investments rather than its loan portfolio. In loan pricing, all costs (i.e., financial and administrative) are automatically passed on to the borrower. Under the pool-based variable lending rate system, the lending rate is adjusted every six months and is applied uniformly to the outstanding balance of all loans within the pool, regardless of when they were disbursed or approved. The lending rate is based on the average cost of outstanding borrowings used to fund the pool-based loans plus a spread (currently 60 basis points). Under the LBL window, the lending rate is based on ADB's funding cost in terms of 6-month LIBOR of the relevant currency plus a spread that is fixed over the life of the loan. In the case of borrowers' request for interest rate conversion, currrency conversion, and purchase of caps and floors on floating rate loans, ADB will cover such conversions by a corresponding hedge in the swap market, the rate or cost of which will be passed through to the borrowers. Careful term structure planning is also a feature underlying the funding associated with ADB's loan portfolio. Consequently, ADB assumes no significant market risk relating to the funding of its loan disbursements, apart from the possibility of minor cost of carry associated with borrowed funds held temporarily in liquid assets pending disbursement.

The principal source of interest rate risk to ADB's balance sheet arises from the income volatility associated with its liquid asset investments, largely funded by equity. As the principal income-earning asset on ADB's balance sheet, the liquid asset portfolio is carefully managed to optimize the relationship between expected return and volatility (risk).

The Investment Authority is based on an investment strategy that identifies an aggregate portfolio risk limit and optimizes portfolio asset allocation relative to this limit. Combining concepts of risk sensitivities and probability-based measures of potential risk exposure, the risk limit incorporates estimates of interest rate and credit risk exposure at an aggregate (i.e., portfolio) level. The optimization tool used to maximize expected return for this given risk limit is efficient frontier analysis.

In order to assist in managing the actual risk profile of ADB's liquid asset investments, the Risk Management Division employs various quantitative techniques. All portfolio positions are marked-to-market on a daily basis. Risk sensitivity measures are calculated on a daily basis and compared to sensitivity limits established internally to ensure compliance with specific and aggregate risk tolerances. In addition, probability-based measures of potential risk exposure are calculated on a frequent basis to enable evaluation against the aggregate risk limit established under the new investment strategy. The Investments Division actively utilizes this information to adjust the risk profile of the liquid asset portfolio as required.

Exchange Rate Risk

Pursuant to its Charter, ADB is generally precluded from incurring foreign exchange risk. As a result, it is ADB's policy to make loans and investments in the same currencies in which funds are received. However, borrowed funds or funds to be invested may be converted into other currencies provided that, at the same time, forward exchange agreements are entered into to ensure recovery of the currencies converted. ADB does not otherwise convert one currency into another except for limited amounts required to meet certain obligations in the ordinary course of its business or as specifically authorized by the Board of Directors.

Risk Management in Private Sector Operations

Managing commercial and sovereign risks is a key priority in ADB's private sector operations. The Risk Management Unit in the Private Sector Operations Department has two main functions. One is credit review - to review and give an independent credit judgment, separate from the operating division's credit judgment on each project. The other is special assets management which aggressively pursues recovery, restructuring, rescheduling, and where necessary, litigation in managing nonperforming projects in the private sector portfolio. Quarterly portfolio supervision meeting focuses on risk rating all projects and reviewing the levels of provisioning for impaired assets.

SUMMARY OF FINANCIAL PERFORMANCE

The following discussion is based on the financial results prepared under the statutory reported basis.

Income and Expenses

Gross income decreased by 8.0% from $2.2 billion in 2001 to $2.1 billion in 2002 because of a decrease in loan, investment and other income. Of the total gross income, $1.7 billion was generated by the loan portfolio, $330.4 million by the investment portfolio, and $19.7 million from other sources.

Total operating expenses were $1.3 billion in 2002, down by $216.8 million, or 14.2%, from the previous year of $1.5 billion. The reduction in expenses was because of a $278.9 million decrease in interest and other financial expenses and a $5.4 million decrease in provision, offset by a $31.5 million increase in administrative expenses, and an increase in technical assistance financing of $36.0 million for 2002. The decrease in interest and other financial expenses was mainly due to lower interest rates for variable rate borrowings. The increase in administrative expenses resulted primarily from the deferral of direct loan origination expenses of $34.8 million in 2001 compared to $19.4 million in 2002 and increases in severance pay and post retirement benefits which are accounted for based on projected benefits. Total operating expenses accounted for 63.4% of the gross income, compared with 68.0% in 2001.

For the year ended December 31, 2002, reported net income was $978.7 million, compared with $863.3 million of 2001. The increase of $115.4 million (representing an increase of 13.4%) in net income is predominantly attributable to the following:

- Increase in income of $77.3 million reflected the year-to-date change in fair value of ADB's derivative instruments, net of amortization of transition adjustment due to FAS 133. The FAS 133 adjustment is limited to the change in value of derivative instruments as opposed to all financial instruments.

- The remaining increase in income of $38.1 million was primarily due to the reduction in interest and other financial expenses outweighing the increase in administrative expenses and technical assistance financing and the decrease in loan and investment income for the year.

FAS 133 Adjustments

The $224.8 million FAS 133 adjustment for the year ended December 31, 2002 represented a rise of $242.1 million in the values of the derivatives net of the $17.3 million amortization of the FAS 133 transition adjustments during the year. The $242.1 million gain on derivatives arose predominantly because ADB has several U.S. dollar interest rate swaps with fixed interest receivable and floating interest payable. The net decrease in U.S. dollar interest rates during 2002 meant that these derivatives gained in value.

ALLOCATION OF NET INCOME AND AUDIT FEES

Allocation of Net Income

In accordance with the income and reserves policy approved in 1997, ADB reviewed in 2002 its income outlook and allocation of 2001 net income. Based on the review, the Board of Governors approved that, of the 2001 ordinary capital resources net income of $862.0 million (after appropriation to special reserve), $714.5 million be allocated to ordinary reserves and $147.5 million to a separate category of reserves - "Cumulative Revaluation Adjustments Account."

Audit Fees

For Financial Year 2002, PricewaterhouseCoopers LLP ("PwC"), an international firm, served as ADB's independent external auditors. Administrative expenses for financial year 2002 included the following professional fees paid to PwC: (i) $0.367 million for audit services; and (ii) $5.733 million for non-audit services. No services for financial information systems design and implementation were rendered by PwC during financial year 2002.

PwC also provided audit services to ADB Institute, an organization affiliated to ADB for which an amount of $16,000 was paid.

ADB's Audit Committee is satisfied that PwC's provision of non-audit services is compatible with PwC's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. Special Funds currently consist of the Asian Development Fund, the Technical Assistance Special Fund (see "Technical Assistance"), the Japan Special Fund, including the Asian Currency Crisis Support Facility, and the ADB Institute Special Fund. Other funds managed by ADB are the Japan Scholarship Program, Japan Fund for Poverty Reduction, Japan Fund for Information and Communication Technology, and channel financing of grants provided by bilateral donors to support technical assistance and soft components of loans.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see "Funding Resources - Paid-in Capital") and, additionally for the Technical Assistance Special Fund and Asian Development Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors. In 2001, the use of ordinary capital resources current income to finance certain technical assistance operations on the basis of a rolling 4-year technical assistance financing framework was approved by the Board of Directors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and Special Funds resources based on a formula which takes into consideration common administrative expenses and the number of loans and equity investments approved (see Appendix VIII of the Financial Statements, Note K).

Asian Development Fund

The Asian Development Fund ("ADF") is the concessional lending window of ADB that provides loans to certain developing member countries having relatively lower per capita gross national products and more limited debt repayment capacities than some other developing member countries. From its establishment through December 31, 2002, ADB had approved loans aggregating $27,322.0 million in its special operations.

Special operations loans approved after 1983 are denominated in SDRs for the purpose of commitment, but disbursed in various currencies. Most ADF loans negotiated prior to January 1, 1999 bear only a service charge of 1% per annum on outstanding amounts and require repayment over periods ranging from 35 to 40 years (including 10 years of grace with respect to principal repayments).

For ADF loans negotiated after January 1, 1999, the service charge has been redesignated as an interest charge and amounts to 1% per annum during the grace period and 1.5% per annum during the amortization period. Project loans have a maturity of 32 years including a grace period of 8 years while quick disbursing program loans have a maturity of 24 years including a grace period of 8 years. The standard loan terms of ADF loans negotiated after September 17, 1987 are subject to modifications in case the borrowing country's economic conditions should improve to a specified extent.

As of December 31, 2002, ADF aggregate resources committed to loans and available for loan commitments amounted to $22,852.6 million, consisting of $20,790.2 million contributed by members, $64.5 million set aside by the Board of Governors from ordinary capital resources, $1,755.2 million of accumulated surplus, $9.7 million of accumulated other comprehensive income, and $233.0 million transferred from ordinary capital resources and the Technical Assistance Special Fund.

ADF VIII: The seventh replenishment of ADF, which was adopted by the Board of Governors on December 13, 2000, is intended to provide resources for ADF lending operations during the period 2001-2004. The total replenishment was $2.79 billion based on the exchange rates specified in the Resolution

No. 276 of the ADB's Board of Governors. ADF VIII became effective on June 14, 2001 when the total amount of Instruments of Contribution deposited with ADB reached $1.4 billion. As of December 31, 2002, Instruments of Contribution totaling $2.27 billion had been received.

Japan Special Fund

The Japan Special Fund ("JSF") is used by ADB, generally in accordance with its normal policies, and on terms and conditions agreed upon with the Government of Japan, for the financing or cofinancing of technical assistance on a grant basis and equity investments in private sector projects. JSF is financed by the Government of Japan on a grant basis. As of December 31, 2002, the cumulative total contribution received from the Government of Japan to such fund amounted to $836.0 million equivalent. Of the total contributions received, $816.8 million of technical assistance grants had been approved, out of which $751.5 million had been committed as of December 31, 2002.

On March 23, 1999, ADB's Board of Directors approved the establishment of the Asian Currency Crisis Support Facility ("ACCSF") as an independent component of the JSF to support the mobilization of private resources for the developing member countries most affected by the financial crisis. The ACCSF is funded entirely by the Government of Japan as part of its financial assistance under the New Miyazawa Initiative. The ACCSF provided (i) interest payment assistance ("IPA") and technical assistance grants, and (ii) guarantees, all of which must be approved during the three-year period after the establishment of ACCSF or during such extended period as the Government of Japan and ADB may agree if the beneficiary countries are not fully out of the crisis. The ACCSF was terminated on March 23, 2002. Pending the completion of related administrative matters, the remaining funds will be retained in ACCSF.

As of December 31, 2002, the cumulative contribution for the IPA and technical assistance component of the ACCSF amounted to about $241.0 million equivalent. The uncommitted balance of ACCSF, after transferring $90.0 million to Japan Fund for Poverty Reductions was $23.7 million as of December 31, 2002.

ADB Institute Special Fund

The primary objective of the ADB Institute is the improvement of sound management capacities of the agencies and organizations engaged in development work in developing member countries. The ADB Institute serves as a focal point for research on innovative development strategies and for training in development management for policymakers and senior managers from developing members. The costs for operating the ADB Institute are met from the ADB Institute Special Fund ("ADBISF") which is administered by ADB in accordance with the Statute of ADB Institute. The resources of ADBISF include voluntary contributions, donations, and grants from members, non-government organizations and foundations. As of December 31, 2002, cumulative commitments to the ADBISF amounted to about $71.3 million equivalent excluding translation adjustments. Of the total contributions received, $62.0 million had been utilized as of December 31, 2002.

Other Funds Managed by ADB:

Japan Scholarship Program

The Japan Scholarship Program, funded by the Government of Japan, was established to provide opportunity for qualified citizens of the developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected

educational institutions in Asia and the Pacific. As of December 31, 2002, the cumulative total of grants received from the Government of Japan for such program was $53.5 million. At the end of 2002, a total of 1,479 scholarships have been awarded to recipients from 34 member countries.

Japan Fund for Poverty Reduction

The Japan Fund for Poverty Reduction ("JFPR") was established in May 2000 to support ADB-financed projects with innovative poverty reduction and related social development activities on a grant basis in line with ADB's poverty reduction strategy. As of December 31, 2002, the Government of Japan's total contribution to the JFPR amounted to about $243.7 million equivalent. At the end of 2002, ADB had approved 29 JFPR projects amounting to $81.0 million.

Japan Fund for Information and Communication Technology

The Japan Fund for Information and Communication Technology ("JFICT") was established in July 2001 for a three-year period to harness the potential of information and communication technology and bridge the digital divide in Asia and the Pacific to help reduce poverty. The JFICT is financed with a contribution of about $10.7 million from the Government of Japan.

Channel Financing Arrangements

The mobilization of official grant cofinancing plays a vital role in ADB operations. ADB mobilizes grant funds from external sources to support ADB's technical assistance program and finance mostly soft components of loan projects. A majority of such grants are provided by bilateral donors under channel financing arrangements ("CFAs"). ADB acts as administrator of the funds and applies its own guidelines and procedures on recruitment of consultants, procurement, disbursement, and project supervision. Under a CFA, the donor enters into a comprehensive agreement with ADB whereby the donor provides an untied grant fund and indicates its preferred sectors and recipient countries in the use of the fund. In addition, the specific activities to be financed under the fund are to be agreed upon by the donor and ADB. To date, 152 technical assistance grants have been financed under CFAs for a total of about $71 million.

In addition to the traditional type of CFA (which may be used for several sectors), the processing of thematic CFAs with bilateral agencies has risen sharply in the last couple of years in such areas as renewable energy, climate change, poverty reduction, governance, and water.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. Each Governor, or in such Governor's absence, such Governor's Alternate, exercises the voting power to which the member is entitled. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full time at ADB's principal office. The Board of Directors has 12 members of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Director is entitled to cast the number of votes that counted towards his election, which votes need not be cast as a unit. Directors hold office for a term of two years and may be re-elected. Each Director appoints an Alternate Director to act in such Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a five-year term and may be re-elected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of an equal division. The President, while holding office, may not be a Governor or a Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has three Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 23, 2003:

Executive Directors	Alternate Executive Directors	Members Represented[1]
Jusuf Anwar (Indonesia)	Richard Stanley (New Zealand)	Cook Islands; Fiji Islands; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga
Frank Black (United Kingdom)	Rolf Eckermann (Germany)	Austria; Germany; Turkey; United Kingdom
Ju Kuilin (People's Republic of China)	Yang Shaolin (People's Republic of China)	People's Republic of China
M. Akram Malik (Pakistan)	Dante Canlas (Philippines)	Kazakhstan; Maldives, Marshall Islands; Mongolia; Pakistan; Philippines
P. G. Mankad (India)	M. Saiful Islam (Bangladesh)	Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan
Michele Miari Fulcis (Italy)	Pascal Gregoire (Belgium)	Belgium; France; Italy; Portugal; Spain; Switzerland
Othman Jusoh (Malaysia)	Ram Binod Bhattarai (Nepal)	Malaysia; Myanmar; Nepal; Singapore; Thailand
Julian Payne (Canada)	Tryggve Gjesdal (Norway)	Canada; Denmark; Finland; Netherlands; Norway; Sweden
Stephen Sedgwick (Australia)	Miranda Rawlinson (Australia)	Australia; Azerbaijan; Cambodia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Solomon Islands; Tuvalu
Paul W. Speltz (United States)	Lori Forman (United States)	United States
Osamu Tsukahara (Japan)	Masaichiro Yamanishi (Japan)	Japan
Jeung-Hyun Yoon (Republic of Korea)	Vacant	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Vietnam

[1] Afghanistan and Turkmenistan are not represented by any member of the Board of Directors.

Principal Officers

The principal officers of ADB are as follows:

Tadao Chino	President
Myoung-Ho Shin	Vice-President (Operations 1)
John Lintjer	Vice-President (Finance and Administration)
Joseph B. Eichenberger	Vice-President (Operations 2)
Bindu N. Lohani	The Secretary
Arthur M. Mitchell	The General Counsel
M. E. Tusneem	Director General, East and Central Asia Department
Yoshihiro Iwasaki	Director General, South Asia Department
K. H. Moinuddin	Director General, Southeast Asia Department
Jeremy H. Hovland	Director General, Pacific Department
Rajat M. Nag	Director General, Mekong Department
Robert Bestani	Director General, Private Sector Operations Department
Jan P.M. van Heeswijk	Director General, Regional and Sustainable Development Department
Kunio Senga	Director General, Strategy and Policy Department
Eisuke Suzuki	Director General, Operations Evaluation Department
Hideo Nakajima	Director General, Budget, Personnel and Management Systems Department
Ifzal Ali	Chief Economist, Economics and Research Department
Philip C. Erquiaga	Principal Director, Office of Cofinancing Operations
James E. Rockett	Principal Director, Central Operations Services Office
Asad Ali Shah	Principal Director, Office of Administrative Services
Robert H. Salamon	Principal Director, Office of External Relations
Pamela G. Kruzic	Principal Director, Office of Information Systems and Technology
Thierry de Longuemar	The Treasurer
Ping-Yung Chiu	Controller
Peter E. Pedersen	General Auditor

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying on of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic Commission for Asia and the Far East (now called the United Nations Economic and Social Commission for Asia and the Pacific), and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Directors, Alternate Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES



REPORT OF INDEPENDENT AUDITORS

Asian Development Bank

In our opinion, the accompanying balance sheets and the related statements of income and expenses, cash flows, and changes in capital and reserves present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Ordinary Capital Resources at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying summary statements of loans and of borrowings as at December 31, 2002 and 2001, and of statement of subscriptions to capital stock and voting power as at December 31, 2002 are presented for purposes of additional analyses and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
March 10, 2003

ASIAN DEVELOPMENT BANK—

BALANCE
December 31, 2002
Expressed in Thousands of

ASSETS

	2002		2001	
DUE FROM BANKS (Notes B and C)		$ 473,360		$ 68,823
INVESTMENTS (Notes B, C, D, and J)				
Government and government-guaranteed obligations	$ 2,997,595		$ 2,037,916	
Time deposits	1,930,562		2,673,253	
Other securities	2,971,376		2,063,876	
Securities transferred under securities lending arrangement	1,129,208	9,028,741	1,489,870	8,264,915
LOANS OUTSTANDING (Appendix V) (Notes A, B, and E) (Including FAS 133 adjustment of $1,098 – 2002 and $1,212 – 2001)				
Members and guaranteed by members	28,817,999		28,334,516	
Private sector	399,714		404,458	
	29,217,713		28,738,974	
Less—allowance for loan losses	72,477	29,145,236	80,128	28,658,846
EQUITY INVESTMENTS (Notes A, B, and F)		211,267		208,018
ACCRUED INCOME				
On investments	74,112		65,426	
On loans	339,915	414,027	394,297	459,723
RECEIVABLE FROM MEMBERS (Note I)				
Nonnegotiable, noninterest-bearing demand obligations (Note C)	313,416		333,047	
Amounts required to maintain value of currency holdings	316		11,100	
Subscription installments	2,815	316,547	4,353	348,500
RECEIVABLE FROM SWAPS (Notes B, D and H)				
Investments (including FAS 133 adjustment of $8,005 – 2002)	511,937		-	
Borrowings (including FAS 133 adjustment of $641,150 – 2002 and $330,164 – 2001)	9,231,868	9,743,805	6,379,403	6,379,403
OTHER ASSETS				
Property, furniture, and equipment (Notes B and G)	164,956		155,262	
Investment related receivables	160,003		159,500	
Unamortized issuance costs of borrowings	58,979		52,343	
Miscellaneous (Note L)	120,271	504,209	110,991	478,096
TOTAL		**$49,837,192**		**$44,866,324**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES

SHEET
and 2001
United States Dollars (Note B)

LIABILITIES, CAPITAL, AND RESERVES

	2002		2001	
BORROWINGS (Appendix VI) (Notes B and H) (including FAS 133 adjustment of $9,221 – 2002 and $26,261 - 2001)		$ 25,905,301		$ 24,880,784
ACCRUED INTEREST ON BORROWINGS		330,712		371,405
PAYABLE FOR SWAPS (Notes B, D and H)				
Investments (including FAS 133 adjustment of $17,167 – 2002)	$ 548,218		$ -	
Borrowings (including FAS 133 adjustment of $261,793 – 2002 and $194,674 – 2001)	9,027,166	9,575,384	6,784,076	6,784,076
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	1,418,797		1,778,553	
Undisbursed technical assistance commitments (Note K)	64,845		19,753	
Advance payments on subscriptions (Note I)	33		4	
Miscellaneous (Notes G and L)	189,957	1,673,632	157,526	1,955,836
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VII) (Notes B and I)				
Authorized (SDR34,909,940,000)				
Subscribed (SDR34,870,170,000 - 2002 and SDR34,746,270,000 - 2001)	47,234,435		43,628,112	
Less—"callable" shares subscribed	43,912,259		40,559,590	
"Paid-in" shares subscribed	3,322,176		3,068,522	
Less—subscription installments not due	10,848		18,967	
Subscription installments matured	3,311,328		3,049,555	
Less—capital transferred to the Asian Development Fund	64,491		59,780	
	3,246,837		2,989,775	
Net notional amounts required to maintain value of currency holdings (Notes B and I)	(488,456)		(462,456)	
Ordinary reserve (Note J)	8,470,092		7,812,436	
Special reserve (Note J)	183,764		182,903	
Surplus (Note J)	116,645		116,645	
Cumulative revaluation adjustments account (Note J)	147,501		-	
Net income after appropriation (Appendix II) (Note J)	977,815		861,965	
Accumulated other comprehensive income (Appendix IV) (Note J)	(302,035)	12,352,163	(627,045)	10,874,223
TOTAL		**$49,837,192**		**$44,866,324**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2002 and 2001
Expressed in Thousands of United States Dollars (Note B)

	2002			2001		
INCOME (Note K)						
From loans (Notes B and E)						
Interest	$1,595,479			$1,765,025		
Commitment charge	50,297			47,050		
Other	64,167	$1,709,943		1,565	$1,813,640	
From investments (Notes B and D)						
Interest	256,641			322,586		
Net gain on sales	74,221			81,032		
Net loss from futures	(414)	330,448		(182)	403,436	
From other sources—net (Notes E and P)		19,723			21,634	
TOTAL INCOME			$2,060,114			$2,238,710
EXPENSES (Note K)						
Interest and other financial expenses (Note H)		1,155,167			1,434,112	
Administrative expenses (Note M)		90,553			59,039	
Technical assistance to member countries		55,998			19,962	
Provision for losses (Notes B and E)		4,476			9,838	
TOTAL EXPENSES			1,306,194			1,522,951
OPERATING INCOME BEFORE FAS 133 ADJUSTMENT			753,920			715,759
FAS 133 ADJUSTMENT (Notes B and K)			224,756			112,845
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE			978,676			828,604
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note B)			-			34,656
NET INCOME			978,676			863,260
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE (Note J)			861			1,295
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE			**$ 977,815**			**$ 861,965**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001
Expressed in Thousands of United States Dollars (Note B)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 1,531,725	$ 1,559,651
Interest on investments received	283,375	366,408
Interest and other financial expenses paid	(1,141,698)	(1,367,316)
Administrative expenses paid	(58,110)	(77,599)
Technical assistance disbursed	(12,694)	(337)
Others—net	30,116	19,550
Net Cash Provided by Operating Activities	632,714	500,357
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investment	6,279,108	6,627,494
Maturities of investment	170,407,495	199,790,074
Purchases of investment	(177,340,600)	(205,830,483)
Principal collected on loans	3,333,905	1,195,800
Loans disbursed	(2,812,703)	(2,555,876)
Property, furniture, and equipment acquired	(18,724)	(6,825)
Net sales (purchases) of equity investments	6,551	(8,934)
Net Cash Used in Investing Activities	(144,968)	(788,750)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	8,225,115	2,458,205
Bonds purchased for redemption and borrowings redeemed	(8,211,815)	(2,164,031)
Matured capital subscriptions collected[1]	3,898	15,740
Borrowing issuance expenses paid	(19,168)	(21,319)
Demand obligations of members encashed	50,607	53,492
Net currency swaps	(171,778)	(33,913)
Net Cash (Used in) Provided by Financing Activities	(123,141)	308,174
Effect of Exchange Rate Changes on Due from Banks	39,932	(13,504)
Net Increase in Due from Banks	404,537	6,277
Due from Banks at Beginning of Year	68,823	62,546
Due from Banks at End of Year	$ 473,360	$ 68,823
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 978,676	$ 863,260
Adjustments to reconcile net income to net cash provided by operating activities:		
FAS 133 Adjustment	(224,756)	(112,845)
Change in accrued income, including interest and commitment charges added to loans	(186,904)	(266,895)
Depreciation and amortization	151,997	138,548
Change in accrued interest and other expenses	(88,105)	(23,173)
Net gain from sales of investments	(73,807)	(80,850)
Undisbursed technical assistance commitments	45,092	19,753
Change in administration charge receivable	33,238	1,771
Provision for losses charged	4,476	9,838
Cumulative effect of change in accounting principle	–	(34,656)
Others—net	(7,193)	(14,394)
Net Cash Provided by Operating Activities	$ 632,714	$ 500,357

[1] In addition, nonnegotiable, noninterest-bearing demand promissory notes amounting to $17,022 ($29,952 - 2001) were received from members.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—

STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance— January 1, 2001	**$3,049,828**	**$ -**	**$7,166,484**	**$181,608**	**$ 116,645**	**$ -**	**$ 625,716**	**$(306,646)**	**$10,833,635**
Comprehensive income for the year 2001 (Note J)				1,295			861,965	(320,399)	542,861
Change in SDR value of paid-in shares subscribed	(110,960)								(110,960)
Change in subscription installments not due	48,656								48,656
Change in SDR value of capital transferred to Asian Development Fund	2,251								2,251
Reclassification of notional maintenance of value		(462,456)							(462,456)
Allocation of 2000 net income to ordinary reserve (Note J)			625,716				(625,716)		-
Credit to ordinary reserve for change in SDR value of capital stock (Note J)			20,236						20,236
Balance— December 31, 2001 (Forward)	**$2,989,775**	**$(462,456)**	**$7,812,436**	**$182,903**	**$ 116,645**	**$ -**	**$ 861,965**	**$(627,045)**	**$10,874,223**

ORDINARY CAPITAL RESOURCES

IN CAPITAL AND RESERVES
December 31, 2002 and 2001
United States Dollars (Notes B and I)

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance— December 31, 2001	$ 2,989,775	$ (462,456)	$ 7,812,436	$ 182,903	$116,645	$ -	$ 861,965	$(627,045)	$10,874,223
Comprehensive income for the year 2002 (Note J)				861			977,815	325,010	1,303,686
Change in SDR value of paid-in shares subscribed	242,691								242,691
Change in subscription installments not due	8,563								8,563
Additional paid-in shares subscribed during the year	10,519								10,519
Change in SDR value of capital transferred to Asian Development Fund	(4,711)								(4,711)
Change in notional maintenance of value		(26,000)							(26,000)
Allocation of 2001 net income to ordinary reserve (Note J)			714,464				(714,464)		
Allocation of 2001 net income to cumulative revaluation adjustment account (Note J)						147,501	(147,501)		-
Charge to ordinary reserve for change in SDR value of capital stock (Note J)			(56,808)						(56,808)
Balance— December 31, 2002	$ 3,246,837	$ (488,456)	$ 8,470,092	$ 183,764	$ 116,645	$ 147,501	$ 977,815	$(302,035)	$12,352,163

Accumulated Other Comprehensive Income (Note J)
For the Years Ended December 31, 2002 and 2001
Expressed in Thousands of United States Dollar (Note B)

	FAS 133 Adjustment and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Accumulated Other Comprehensive Income	
	2002	2001	2002	2001	2002	2001	2002	2001
Balance, January 1	$ (54,898)	$ -	$ (665,472)	$ (376,002)	$ 93,325	$ 69,356	$ (627,045)	$ (306,646)
Transition adjustment	-	(116,313)	-	-	-	-	-	(116,313)
Amortization	34,567	61,415	-	-	-	-	34,567	61,415
Other comprehensive income for the year	-	-	200,741	(289,470)	89,702	23,969	290,443	(265,501)
Balance, December 31	$(20,331)	$ (54,898)	$(464,731)	$(665,472)	$183,027	$93,325	$(302,035)	$(627,045)

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—

SUMMARY STATEMENT
December 31, 2002
Expressed in Thousands of

Borrower/Guarantor	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective	Total Loans	Percent of Total Loans
Bangladesh	$ 62,002	$ 282,365	$ 30,200	$ 374,567	0.87
China, People's Rep. of	6,152,455	2,234,928	1,176,460	9,563,843	22.26
Fiji Islands	50,747	42,158	–	92,905	0.22
India	4,326,459	2,645,623	1,013,600	7,985,682	18.58
Indonesia	7,799,928	2,037,063	386,000	10,222,991	23.79
Kazakhstan	277,492	79,831	–	357,323	0.83
Korea, Rep. of	3,921,433	–	–	3,921,433	9.13
Malaysia	438,450	61,678	–	500,128	1.16
Marshall Islands	3,540	460	–	4,000	0.01
Myanmar	899	–	–	899	n.a.[3]
Nauru	2,300	–	–	2,300	0.01
Nepal	39,867	–	–	39,867	0.09
Pakistan	2,352,958	876,306	622,738	3,852,002	8.96
Papua New Guinea	173,590	137,479	–	311,069	0.72
Philippines	2,551,482	1,125,399	85,000	3,761,881	8.75
Sri Lanka	86,881	119,291	16,026	222,198	0.52
Thailand	798,322	137,043	–	935,365	2.18
Uzbekistan	126,395	251,193	236,500[4]	614,088	1.43
Viet Nam	64,759	89,046	40,000	193,805	0.45
	29,229,959	10,119,863	3,606,524	42,956,346	99.96
Regional	4,444	11,556	–	16,000	0.04
TOTAL – December 31, 2002	29,234,403	10,131,419	3,606,524	42,972,346	100.00
Allowance for loan losses	(72,477)			(72,477)	
Unamortized front-end fee	(16,690)			(16,690)	
NET BALANCE – December 31, 2002	**$ 29,145,236**	**$ 10,131,419**	**$3,606,524**	**$42,883,179**	
Made up of loans to:					
Members and guaranteed by members	$ 28,817,999	$ 9,916,449	$ 3,466,524	$ 42,200,972	
Private sector (net of allowance for loan losses)	327,237	214,970	140,000	682,207	
Net balance – December 31, 2002	$ 29,145,236	$ 10,131,419	$ 3,606,524	$ 42,883,179	
TOTAL – December 31, 2001	$ 28,738,974	$ 10,514,720	$ 3,281,315	$ 42,535,009	
Allowance for loan losses	(80,128)			(80,128)	
NET BALANCE – December 31, 2001	**$ 28,658,846**	**$ 10,514,720**	**$3,281,315**	**$42,454,881**	
Made up of loans to:					
Members and guaranteed by members	$ 28,334,516	$ 10,268,101	$ 3,221,315	$ 41,823,932	
Private sector (net of allowance for loan losses)	324,330	246,619	60,000	630,949	
Net balance – December 31, 2001	$ 28,658,846	$ 10,514,720	$ 3,281,315	$ 42,454,881	

[1] Amounts outstanding on loans made under the Pool-based variable interest rate systems and market-based variable/floating interest rate loans totalled $28,586,399 ($28,007,486 - 2001). The average yield on loans was 5.93% (6.42% - 2001).

[2] Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totalling $85,311 ($97,520 - 2001).

[3] Below 0.01%.

ORDINARY CAPITAL RESOURCES

OF LOANS
and 2001
United States Dollars (Note B)

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2003	$ 1,527,981	2012	11,140,302
2004	3,506,713	2017	9,479,663
2005	3,316,284	2022	4,985,665
2006	1,844,570	2027	1,415,787
2007	2,016,410	2030	132,447
		Total	**$39,365,822**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2002	2001	Currency	2002	2001
Australian dollar	$ 31	$ 71	New Zealand dollar	184	370
Euro	10,401	11,024	Swiss franc	75,031	77,262
Japanese yen	7,608,832	7,401,173	United States dollar	21,539,924	21,249,074
			Total	**$ 29,234,403**	**$ 28,738,974**

[4] Includes approval of $70 million categorized under Regional.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—

SUMMARY STATEMENT
December 31, 2002
Expressed in Thousands of

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]	
	2002	2001	2002	2001
Long-Term Borrowing:				
Australian dollar	$ 2,624,569	$ 1,265,406	$(2,413,935)	$(1,290,423)
Canadian dollar	158,670	157,104	(170,238)	(176,767)
Deutsche mark	-	-	-	(731,048)
Euro	1,150,843	677,970	(1,279,491)	-
Hong Kong dollar	76,933	-	(79,615)	-
Japanese yen	4,171,908	4,663,401	3,222,992	1,656,207
			(1,006,720)	(393,505)
Korean won	-	60,929	-	(66,207)
Netherlands guilder	-	280,799	-	(307,358)
New Taiwan dollar	431,779	560,320	(464,610)	(600,565)
Pound sterling	157,974	360,350	-	(221,421)
Swiss franc	900,686	738,282	(456,328)	(356,923)
United States dollar	16,450,968	15,648,410	5,597,078	4,751,057
			(3,159,995)	(1,834,626)
Subtotal	26,124,330	24,412,971		
Short-Term Borrowing:				
Japanese yen	-	-	207,096	376,812
United States dollar	200,000	400,000	(200,936)	(400,560)
Subtotal	200,000	400,000		
Principal amount outstanding	26,324,330	24,812,971		
Unamortized discounts/premiums and transition adjustments	(419,029)	67,813		
FAS 133 Adjustment to financial expenses				
Total	**$25,905,301**	**$24,880,784**		

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[5]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2003	$4,910,041	2012	5,734,753
2004	4,983,862	2017	857,017
2005	3,519,175	2022	84,437
2006	1,164,305	2027	160,439
2007	4,876,529	2032	33,772
		Total	**$26,324,330**

[1] Includes zero coupon borrowings which have been recorded at their discounted values. The aggregate face amounts and discounted values of these borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2002	Aggregate Face Amount 2001	Discounted Value 2002	Discounted Value 2001
Swiss franc	$352,559	$ 291,905	$180,174	$ 141,726
United States dollar	753,063	1,254,591	580,968	1,058,410

[2] Include currency and interest rate swaps. At December 31, 2002, the remaining duration of swap agreements ranged from less than one year to 30 years. Approximately 25.39% of the swap receivables and 23.89% of the payables are due from December 31, 2007 through December 3, 2032.

[3] Adjusted by the cumulative effect of the adoption of FAS 133 effective January 1, 2001.

[4] In calculating cost of borrowings, the cumulative effect of the adoption of FAS 133 is excluded. Also, calculation is based on borrowings, net of swap exposure. Thus the weighted average cost may be negative if related swaps payable exposure is included in other currency calculation.

ORDINARY CAPITAL RESOURCES

OF BORROWINGS

and 2001

United States Dollars (Note B)

Net Currency Obligation[3] 2002	Net Currency Obligation[3] 2001	Weighted Average Cost (%) After Swaps[4] 2002
$ 210,634	$ (25,017)	(10.13)
(11,568)	(19,663)	0.32
-	(731,048)	
(128,648)	677,970	(1.38)
(2,682)	-	(6.03)
6,388,180	5,926,103	3.03
-	(5,278)	1.68
-	(26,559)	
(32,831)	(40,245)	(0.95)
157,974	138,929	11.57
444,358	381,359	6.05
18,888,051	18,564,841	4.84
		4.50
207,096	376,812	(0.03)
(936)	(560)	0.41
		(0.03)
		4.36
		(0.27)
		4.10

INTEREST RATE SWAP ARRANGEMENTS [6]

	Notional Amount	Average Rate (%) Receive	Average Rate (%) Pay Fixed	Average Rate (%) Pay Floating	Maturing Through [7]
Receive Fixed Swaps:					
Australian dollar[8]	$ 151,982	3.75	3.59	(0.32)	2005-2032
Euro[9]	84,435	4.40	3.62		2010
Japanese yen	84,434	5.50		(0.28)	2004
United States dollar	5,215,471	5.11		1.48	2003-2017
United States dollar[10]	42,217	2.14		(0.31)	2016-2027
Receive Floating Swaps:					
Japanese yen	430,616	2.23	4.13	(0.34)	2003-2032
United States dollar	80,917	2.01	6.60	1.17	2003-2014
Total	$ 6,090,072				

[5] Bonds with put and call options were considered maturing on the first put or call date.
[6] The interest rate swap information is based on interest rates at December 31, 2002. To the extent that interest rates change, variable interest rate information will change.
[7] Swaps with early termination date were considered maturing on the first termination date.
[8] Consists of a currency coupon swap with interest receivable in Australian dollar and interest payable in Japanese yen.
[9] Consists of a currency coupon swap with interest receivable in Euro and interest payable in Japanese yen.
[10] Consists of a currency coupon swap with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

APPENDIX VII

ASIAN DEVELOPMENT BANK-ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2002
Expressed in Thousands of United States Dollars (Note B)

MEMBER	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of Shares	Percent of Total	Par Value of Shares			Number of Votes	Percent of Total
			Total	Callable	Paid-in		
REGIONAL							
Afghanistan	1,195	0.034	$ 16,187	$ 11,013	$ 5,174	15,486	0.355
Australia	204,740	5.871	2,773,367	2,579,147	194,220	219,031	5.025
Azerbaijan	15,736	0.451	213,157	198,162	14,995	30,027	0.689
Bangladesh	36,128	1.036	489,383	455,112	34,271	50,419	1.157
Bhutan	220	0.006	2,980	2,669	312	14,511	0.333
Cambodia	1,750	0.050	23,705	19,669	4,037	16,041	0.368
China, People's Rep. of	228,000	6.539	3,088,442	2,872,102	216,340	242,291	5.559
Cook Islands	94	0.003	1,273	1,192	81	14,385	0.330
Fiji Islands	2,406	0.069	32,591	30,302	2,289	16,697	0.383
Hong Kong, China	19,270	0.553	261,028	242,741	18,287	33,561	0.770
India	224,010	6.424	3,034,395	2,821,902	212,493	238,301	5.467
Indonesia	192,700	5.526	2,610,276	2,427,489	182,787	206,991	4.749
Japan	552,210	15.836	7,480,126	6,956,283	523,843	566,501	12.997
Kazakhstan	28,536	0.818	386,543	359,465	27,078	42,827	0.983
Kiribati	142	0.004	1,924	1,788	135	14,433	0.331
Korea, Rep. of	178,246	5.112	2,414,485	2,245,420	169,065	192,537	4.417
Kyrgyz Republic	10,582	0.303	143,342	133,304	10,037	24,873	0.571
Lao PDR	492	0.014	6,665	5,947	718	14,783	0.339
Malaysia	96,350	2.763	1,305,138	1,213,731	91,407	110,641	2.538
Maldives	142	0.004	1,924	1,788	135	14,433	0.331
Marshall Islands	94	0.003	1,273	1,192	81	14,385	0.330
Micronesia, Fed. States of	142	0.004	1,924	1,788	135	14,433	0.331
Mongolia	532	0.015	7,206	6,705	501	14,823	0.340
Myanmar	19,270	0.553	261,028	242,741	18,287	33,561	0.770
Nauru	142	0.004	1,924	1,788	135	14,433	0.331
Nepal	5,202	0.149	70,465	65,521	4,944	19,493	0.447
New Zealand	54,340	1.558	736,079	684,537	51,542	68,631	1.575
Pakistan	77,080	2.210	1,044,110	970,990	73,120	91,371	2.096
Papua New Guinea	3,320	0.095	44,972	41,843	3,129	17,611	0.404
Philippines	84,304	2.418	1,141,965	1,062,004	79,961	98,595	2.262
Samoa	116	0.003	1,571	1,409	163	14,407	0.331
Singapore	12,040	0.345	163,091	151,672	11,419	26,331	0.604
Solomon Islands	236	0.007	3,197	2,980	217	14,527	0.333
Sri Lanka	20,520	0.588	277,960	258,495	19,465	34,811	0.799
Taipei,China	38,540	1.105	522,055	485,509	36,547	52,831	1.212
Tajikistan	10,134	0.291	137,273	127,615	9,658	24,425	0.560
Thailand	48,174	1.382	652,555	606,852	45,704	62,465	1.433
Timor-Leste	350	0.010	4,741	4,402	339	14,641	0.336
Tonga	142	0.004	1,924	1,788	135	14,433	0.331
Turkmenistan	8,958	0.257	121,343	112,809	8,534	23,249	0.533
Tuvalu	50	0.001	677	623	54	14,341	0.329
Uzbekistan	23,834	0.684	322,851	300,243	22,608	38,125	0.875
Vanuatu	236	0.007	3,197	2,980	217	14,527	0.333
Viet Nam	12,076	0.346	163,579	144,818	18,761	26,367	0.605
Total Regional (Forward)	2,212,781	63.458	29,973,889	27,860,527	2,113,362	2,841,585	65.192
NONREGIONAL							
Austria	12,040	0.345	163,091	151,672	11,419	26,331	0.604
Belgium	12,040	0.345	163,091	151,672	11,419	26,331	0.604
Canada	185,086	5.308	2,507,138	2,331,571	175,567	199,377	4.574
Denmark	12,040	0.345	163,091	151,672	11,419	26,331	0.604
Finland	12,040	0.345	163,091	151,672	11,419	26,331	0.604
France	82,356	2.362	1,115,578	1,037,446	78,132	96,647	2.217
Germany	153,068	4.390	2,073,429	1,928,218	145,211	167,359	3.840
Italy	63,950	1.834	866,254	805,582	60,672	78,241	1.795
The Netherlands	36,294	1.041	491,631	457,211	34,420	50,585	1.161
Norway	12,040	0.345	163,091	151,672	11,419	26,331	0.604
Portugal	12,040	0.345	163,091	151,618	11,473	26,331	0.604
Spain	12,040	0.345	163,091	151,672	11,419	26,331	0.604
Sweden	12,040	0.345	163,091	151,672	11,419	26,331	0.604
Switzerland	20,650	0.592	279,721	260,120	19,601	34,941	0.802
Turkey	12,040	0.345	163,091	151,672	11,419	26,331	0.604
United Kingdom	72,262	2.072	978,847	910,305	68,542	86,553	1.986
United States	552,210	15.836	7,480,126	6,956,283	523,843	566,501	12.997
Total Nonregional	1,274,236	36.542	17,260,546	16,051,732	1,208,814	1,517,183	34.808
TOTAL	3,487,017	100.000	$47,234,435	$43,912,259	$3,322,176	4,358,768	100.000

Note: Figures may not add due to rounding.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES, AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development finance institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB provides financial and technical assistance (TA) for projects and programs which will contribute to achieving this purpose.

Mobilizing financial resources, including cofinancing, is an integral part of ADB's operational activities. In addition, ADB, alone or jointly, administers on behalf of donors, including members, their agencies and other development institutions, funds restricted for specific uses which include TA grants as well as regional programs.

ADB's ordinary operations comprise loans, equity investments, and guarantees. Commencing 2001, limited technical assistance to member countries to support high priority TA programs is included. ADB finances its ordinary operations through borrowings, paid-in capital, and retained earnings.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. At December 31, 2002, the total of such loans, equity investments, and guarantees aggregated approximately 78.4% (83.9% - 2001) of the total subscribed capital, reserves, and surplus as defined.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2002, such equity investments represented approximately 3.3% (3.5% - 2001) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the Special Drawing Right (SDR) at the value in current United States dollars as computed by the IMF, with each share valued at SDR10,000.

As of December 31, 2002, the value of the SDR in terms of the current United States dollar was $1.35458 ($1.25562 - 2001) giving a value for each share of ADB's capital equivalent to $13,545.80 ($12,556.20 - 2001). However, ADB could decide to fix the value of each share at $12,063.50 based on the March 31,1978 par value of the United States dollar in terms of gold.

Translation of Currencies

Assets and liabilities are translated from their functional currencies to the reporting currency generally at the applicable rates of exchange at the end of a reporting period. Income and expense amounts are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments other than those relating to maintenance of SDR capital values *(see Notes I and J)*, are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was further amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of Statement 133." The standards are herein collectively referred to as FAS 133. FAS 133, is effective for ADB on January 1, 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the Balance Sheet as either an asset or liability measured at its fair value. Changes in the fair value of derivatives are recorded in net income or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist,

but rather because the application of FAS 133 hedging criteria does not make evident the impact of economic risks inherent in ADB's financial assets and liabilities.

The cumulative effect of a change in accounting principle includes the difference between the carrying value and the fair value of the derivative instruments in the borrowings portfolio on December 31, 2000 as well as loans that met hedge criteria, offset by any gains or losses on those borrowings and loans for which a fair value exposure was being hedged. The net effect gave rise to a transition loss of $81,657,000 in 2001, out of which, a loss of $116,313,000 is reported in other comprehensive income and a gain of $34,656,000 is reported in net income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed before the initial application of this statement.

Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by Management to be "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." All derivative instruments are marked to market. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or loss is reported based on daily settlement of the net cash margin.

Securities Transferred Under Securities Lending Arrangement

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

Loans

ADB's loans are made to or guaranteed by members, with the exception of loans to the private sector, and have maturities ranging between 3 and 30 years. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies which it has disbursed. Loan interest income and loan commitment fees are recognized on accrual basis. With the introduction of Libor-based loans in 2001, in line with ADB's principle of cost pass through pricing, any variation in the actual cost of borrowings is passed to Libor-based borrowers as surcharge or rebate.

It is the policy of ADB to place loans in nonaccrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by ADB. ADB follows a policy of not taking part in debt rescheduling agreements with respect to public sector loans. In the case of private sector loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for public sector loans (unless there is clear and convincing evidence warranting the deferment or acceleration of such provisioning) and six months for private sector loans. If the present value of expected future cash flows discounted at the loan's effective interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to provision for loan losses.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

ADB levies front-end fees on all new loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs.

Equity Investments

Investments in equity securities without readily determinable fair values are reported at cost less probable losses inherent in the portfolio but not specifically identifiable.

The reserve against losses for equity investments is established quarterly based on Management's evaluation of potential losses for such investments. Equity investments with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies the equity method of accounting to one investment where it has the ability to exercise significant influence.

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In November 2002, FASB issued FASB interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. This interpretation requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of all of the obligations it has undertaken in issuing a guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. This provision applies to guarantees issued or modified after December 31, 2002. FIN No. 45 also clarifies requirements about disclosures on guarantees. Full disclosures on all outstanding financial guarantees have been made in Notes E and N to the financial statements.

In January 2003, FASB issued FIN No. 46, "Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements." FIN No. 46 requires a variable interest entity be consolidated and disclosed in the notes to the financial statements if ADB is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Variable interest entity in ADB relates to an equity investment that is presently accounted for under the equity method. This interpretation is effective January 31, 2003 for entities created after that date or in the first fiscal year beginning after June 15, 2003 for the existing entities. Adoption of this standard will not have a significant impact on ADB's financial statements.

Statement of Cash Flows

For the purposes of the statement of cash flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain reclassifications of prior year's information have been made to conform to the current year's presentation.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES AND DEMAND OBLIGATIONS OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 40 DMCs for 2002 (39 - 2001), cash in banks (due from banks) and demand obligations totaling $51,660,000 ($51,919,000 - 2001) and $229,518,000 ($217,926,000 - 2001), respectively, may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (two - 2001) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investments totaling $86,000 ($36,000 - 2001) and $2,662,000 ($4,783,000 - 2001), respectively, have been restricted. None of the demand obligations held by ADB in 2002 was restricted ($2,778,000 - 2001).

NOTE D—INVESTMENTS AND SWAP TRANSACTIONS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. ADB is restricted by its Investment Authority to invest in investment instruments which are obligations of a limited class of issuers, primarily government or government-guaranteed obligations and corporate obligations.

ADB entered into two asset swap transactions as a new investment vehicle with total notional amount of $40,053,000.

Included in other securities as of December 31, 2002 were corporate bonds and other obligations of banks amounting to $2,309,323,000 ($1,529,545,000 – 2001) and asset/mortgage-backed securities of $662,054,000 ($534,331,000 - 2001).

Exposure to interest rate risk may be adjusted within defined bands to reflect changing market circumstances. These adjustments are made through the purchase and sale of securities, financial futures and options. To increase returns, ADB may invest in securities denominated in currencies other than the originating functional currencies and then enter into covered forward foreign exchange agreements in order to maintain its original mix of functional currency holdings. Accordingly, the financial futures, options, and covered forwards are held for risk management rather than for trading purposes.

The currency compositions of the investment portfolio as of December 31, 2002 and 2001 expressed in United States dollars are as follows:

Currency	2002	2001
Australian dollar	$ 371,126,000	$ 245,470,000
Canadian dollar	147,575,000	136,680,000
Euro	305,862,000	278,641,000
Japanese yen	1,563,582,000	1,078,786,000
Pound sterling	198,868,000	183,040,000
Swiss franc	400,449,000	321,441,000
United States dollar	5,758,717,000	5,785,007,000
Others	282,562,000	235,850,000
Total	$9,028,741,000	$8,264,915,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2002 are as follows:

	Estimated Fair Value	Amortized Cost
Due in one year or less	$2,772,725,000	$2,770,965,000
Due after one year through five years	4,772,139,000	4,637,959,000
Due after five years through ten years	1,483,877,000	1,441,126,000
Total	$9,028,741,000	$8,850,050,000

Time deposit at cost approximates its fair value. Additional information relating to investments in government and government-guaranteed obligations and other securities is as follows:

	2002	2001
As of December 31		
Amortized cost	$6,919,488,000	$5,500,606,000
Estimated fair value	7,098,180,000	5,591,662,000
Gross unrealized gains	178,697,000	91,430,000
Gross unrealized losses	5,000	374,000
For the years ended December 31		
Change in net unrealized gains	87,636,000	24,703,000
Proceeds from sales	6,279,108,000	6,627,494,000
Gross realized gains	81,017,000	86,397,000
Gross realized losses	6,796,000	5,547,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are settled daily. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the futures. At December 31, 2002, the nominal amount of outstanding purchase and sales contracts were $161,700,000 and $121,100,000, respectively ($294,500,000 and $187,300,000 -2001).

NOTE E—LOANS AND GUARANTEES

Loans

ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments, interest and other charges discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread. The estimated fair value of public sector loans is not affected by credit risks based on ADB's experience with its borrowers. Allowance for loan losses is made against private sector loans.

The carrying amount and estimated fair value of loans outstanding at December 31, 2002 and 2001 are as follows:

	2002		2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 495,503,000	$ 635,883,000	$ 559,641,000	$ 708,134,000
Pool-based multicurrency loans	7,090,757,000	7,847,113,000	7,006,085,000	7,902,889,000
Pool-based single currency (US$) loans	15,081,772,000	16,917,561,000	16,158,226,000	17,108,946,000
LIBOR-based single currency loans	6,428,575,000	6,459,242,000	4,873,607,000	4,906,480,000
Fixed rate single currency loans	48,629,000	62,304,000	61,287,000	70,701,000
Total	$29,145,236,000	$31,922,103,000	$28,658,846,000	$30,697,150,000

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In addition, in July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based variable lending rate system was made available to financial intermediaries in the public sector and to the private sector borrowers. For loans to the private sector borrowers, approximately 72% (69% - 2001) of the loans were based on variable lending rates.

Since 1988, ADB has charged front-end fees for private sector loans. Effective January 1, 2000, ADB levies front-end fee of 1% for public sector loans for which the loan negotiations are completed after that date. In addition, the lending spread applied to all outstanding pool-based OCR public sector loans and new public sector market-based loans has been increased from 0.4% to 0.6%. Also effective the same date, a flat commitment fee of 0.75% is charged for new program loans, while the progressive commitment fee of 0.75% is maintained for project loans.

The front-end fees earned for the year ended December 31, 2002 were $37,057,000 ($34,793,000 - 2001) for loans and $6,092,000 (nil - 2001) for guarantees. Administrative expenses relating to direct loan origination of $19,440,000 for the year ended December 31, 2002 ($34,793,000 – 2001) were deferred and offset against front-end fees earned.

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2002 and 2001

Commencing July 1, 2001, ADB offered LIBOR-based loans (LBLs) in any of the following currencies – Euro, Japanese yen, or United States dollar. The new LBL lending facility offers borrowers the flexibility of (i) choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iv) options to cap or collar the floating lending rate at any time during the life of the loan. LBL terms are available for all new loans for which the invitation to negotiate is issued on or after July 1, 2001.

When ADB introduced the LBL, it also offered its borrowers the option to transform undisbursed balances of their eligible pool-based single currency loans in United States dollar to LBL terms. Ninety seven of such loans with a total undisbursed balance of $6.8 billion were transformed to LBL terms as of December 31, 2002. ADB's loan product available to borrowers is only LBL starting July 1, 2002.

In 2002, ADB received 19 full and partial prepayments amounting to $1,977,139,000 ($52,497,000 - 2001) from four borrowers and collected premiums of $62,521,000 ($2,841,000 - 2001) on the prepayments which have been included in "Other income from loans."

Undisbursed loan commitments and an analysis of loans by borrowing member countries as of December 31, 2002 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2002 and 2001 are as follows:

	2002	2001
Public Sector		
Fixed rate multicurrency loans	$ 495,503,000	$ 559,641,000
Pool-based multicurrency loans	7,082,638,000	6,995,932,000
Pool-based single currency (US$) loans	15,083,794,000	16,158,226,000
Market-based loans – floating rate	4,330,709,000	4,298,838,000
Market-based loans – fixed rate	2,317,000	1,095,000
LIBOR-based loans	1,839,462,000	320,784,000
	28,834,423,000	28,334,516,000
Less: Unamortized front-end fee	(16,424,000)	–
	28,817,999,000	28,334,516,000
Private Sector		
Pool-based multicurrency loans	10,442,000	12,497,000
Currency specific loans	154,942,000	190,094,000
Private sector facility loans	7,333,000	7,340,000
Market-based loans – floating rate	178,982,000	152,747,000
Market-based loans – fixed rate	37,131,000	37,336,000
Libor-based loans	6,706,000	–
Revolving facility – AFIC	4,444,000	4,444,000
	399,980,000	404,458,000
Less: Allowance for loan loss	(72,477,000)	(80,128,000)
Unamortized front-end fee	(266,000)	–
	(72,743,000)	(80,128,000)
	327,237,000	324,330,000
Total	$29,145,236,000	$28,658,846,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2002 and 2001

Loans in Nonaccrual Status

Two public sector loans to Myanmar and one public sector loan to Nauru were in nonaccrual status as of December 31, 2002 (two to Myanmar and one to Nauru - 2001). The principal outstanding for these three loans as of December 31, 2002 was $3,199,000 ($3,095,000 – 2001) of which $1,129,000 ($795,000 – 2001) was overdue. Loans in nonaccrual status resulted in $231,000 ($307,000 - 2001) not being recognized as income from public sector loans for the year ended December 31, 2002. The accumulated interest and other charges on these loans that were not recognized as income as of December 31, 2002 would have totaled $745,000 ($514,000 - 2001).

Thirteen private sector loans were in nonaccrual status as of December 31, 2002 (twelve - 2001). The principal outstanding at that date was $83,874,000 ($75,449,000 - 2001) of which $69,891,000 ($52,141,000 - 2001) was overdue. Loans in nonaccrual status resulted in $7,930,000 ($7,676,000 - 2001) not being recognized in income from private sector loans for the year ended December 31, 2002. The accumulated interest and other charges on these loans that were not recognized as of December 31, 2002 would have totaled $30,131,000 ($29,380,000 - 2001).

Loan Loss Provision

ADB has not suffered any losses of principal on public sector loans. No loan loss provisions have been made against outstanding public sector loans, but loan loss provisions have been made against private sector loans during the year *(see Note K)*.

Information pertaining to loans which were subject to loan loss provisions at December 31, 2002 and 2001 is as follows:

	2002	2001
Loans not subject to loss provisions	$29,141,349,000	$28,629,075,000
Loans subject to loss provisions	93,054,000	109,899,000
Total	$29,234,403,000	$28,738,974,000
Average amount of loans subject to loss provisions	$ 91,945,000	$ 113,060,000
Related interest income on such loans	$ 2,262,000	$ 3,182,000
Cash received on related interest income on such loans	$ 1,385,000	$ 3,591,000

The changes in the allowance for loan losses during 2002 and 2001 are as follows:

	2002	2001
Balance - January 1	$ 80,128,000	$75,610,000
Provision during the year	3,909,000	4,994,000
Provision written back	(11,894,000)	–
Translation adjustments	334,000	(476,000)
Balance - December 31	$ 72,477,000	$80,128,000

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2002 and 2001

Loan Guarantees

ADB extends guarantees to public sector and private sector borrowers which are not reflected in the financial statements. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While ADB's guarantees do not necessarily require applicable government's counterguarantees, all ADB's outstanding guarantees as of December 31, 2002 were counterguaranteed by its concerned government. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender. The present value of the contingent future payment obligations of all outstanding partial credit guarantees and the nominal value of political risk guaranteed obligation at December 31, 2002 and 2001 are used to calculate ADB's lending limitation. None of these amounts were subject to call as of that date (nil – December 31, 2001). ADB estimates that the present value of guarantees outstanding at December 31, 2002 approximates their fair value.

As at December 31, 2002 and 2001, the outstanding amount and present value of ADB's guarantee obligations covered:

	2002		2001	
	Outstanding Guaranteed Amount	Present Value	Outstanding Guaranteed Amount	Present Value
Partial Credit Guarantees				
Complementary Loans				
China, People's Rep. of	$ 28,496,000	$ 22,532,000	$ 27,966,000	$ 21,039,000
India	63,326,000	46,590,000	57,235,000	39,935,000
Indonesia	24,055,000	18,870,000	21,741,000	16,174,000
Papua New Guinea	–	–	505,000	494,000
Subtotal	115,877,000	87,992,000	107,447,000	77,642,000
Bond Issue				
Philippines	800,481,000	324,439,000	91,575,000	44,148,000
Term Loans				
Sri Lanka	114,513,000	86,659,000	112,636,000	80,839,000
Subtotal	1,030,871,000	499,090,000	311,658,000	202,629,000
Political Risk Guarantees				
Bangladesh	60,269,000	35,748,000	28,735,000	16,147,000
Pakistan*	850,000	850,000	8,662,000	8,220,000
Sri Lanka	25,820,000	17,464,000	6,118,000	3,936,000
Subtotal	86,939,000	54,062,000	43,515,000	28,303,000
Total	$1,117,810,000	$553,152,000	$355,173,000	$230,932,000

* Reported at face value being a revolving facility in nature.

The outstanding guaranteed amounts represent the amounts utilized under the related loans which have been disbursed as of the end of a reporting period. At December 31, 2002, the nominal amount of the partial credit guarantees and political risk guarantees facilities were $1,030,871,000 and $251,000,000, respectively ($317,596,000 and $251,000,000, respectively – December 31, 2001).

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's public and private sector borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances.

Loans administered by ADB on behalf of participating institutions as at December 31, 2002 and 2001 are as follows:

	2002		2001	
	Amount	No. of Loans	Amount	No.of Loans
Public sector loans	$ 946,069,000	43	$ 994,709,000	39
Private sector loans	267,477,000	11	277,284,000	15
Total	$1,213,546,000	54	$1,271,993,000	54

During the year ended December 31, 2002, a total of $389,000 ($532,000 - 2001) was received as compensation for arranging and administering such loans. This amount has been included in "Income from other sources."

NOTE F—EQUITY INVESTMENTS

ADB's investments in equity securities issued by private enterprises located in DMCs include a $13,620,000 ($13,874,000 - 2001) investment in the Asian Finance and Investment Corporation Ltd. (AFIC) which is accounted for on the equity method. The holding represents 30.3% of the investee's issued ordinary share capital and net assets. ADB also holds 100% of AFIC issued convertible noncumulative preference shares in the amount of $25,000,000 ($25,000,000 - 2001). In October 2002, ADB together with other financiers, renewed the revolving credit facility up to a maximum aggregate principal amount outstanding at any time of $36,000,000 ($45,000,000 – 2001). ADB's obligations amount to $16,000,000, of which, at December 31, 2002, the outstanding loan is $4,444,000 ($4,444,000 - 2001). This amount has been included in "LOANS OUTSTANDING" *(see Note E)*.

Unrealized gains on equity investments reported at market value were $4,335,000 at December 31, 2002 ($2,269,000 - 2001) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Approved equity investment facility that has not been disbursed was $197,928,000 at December 31, 2002 ($176,739,000 - 2001).

NOTE G—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2002 amounted to $511,000 ($567,000 – 2001) reducing depreciation expense for the new headquarters building from $4,492,000 ($4,414,000 – 2001) to $3,981,000 ($3,847,000 – 2001). At December 31, 2002, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous") was $9,653,000 ($10,225,000 - 2001). At December 31, 2002, accumulated depreciation for property, furniture, and equipment was $91,195,000 ($82,614,000 - 2001).

NOTE H—BORROWINGS AND SWAP TRANSACTIONS

ADB uses derivative financial instruments in connection with its borrowing activities to diversify its funding sources across public and private debt markets, currencies and instruments. Currency swaps are used to convert a currency borrowed under advantageous terms into one of ADB's major operational currencies, taking advantage of the opportunities offered in different financial markets. Such currency swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used generally to reduce balance sheet interest rate mismatches arising from lending operations.

ADB issues structured debt which includes embedded currency and/or interest rate derivatives in order to decrease its cost of borrowing. However, ADB enters into simultaneous currency and/or interest rate swaps to hedge fully against the effects of such embedded derivatives.

ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only enters into long-term swap transactions with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of double A or higher.

The fair value of outstanding currency swap agreements, interest rate swap agreements, and borrowings is determined at the estimated amount that ADB would receive or pay to terminate the agreements using a market-based valuation model. The basis of valuation is the present value of expected cash flows based on appropriate market data.

Interest rate swaps: Under a typical interest rate swap agreement used by ADB, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements specifically match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements specifically match the terms of particular borrowings.

NOTE I—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of the end of 2002 and 2001 consists of 3,490,994 shares, of which 3,487,017 shares (3,474,627 – 2001) have been subscribed by members. Of the subscribed shares, 3,241,762 (3,230,244 - 2001) are "callable" and 245,255 (244,383 – 2001) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of December 31, 2002, all matured installments amounting to $3,311,328,000 ($3,049,555,000 - 2001) were received except for $2,815,000 ($4,353,000 - 2001) from one country (two - 2001). Installments not due aggregating $10,848,000 ($18,967,000 - 2001) are receivable as follows:

For the Year ending December 31:

2003	$5,038,000	2004	$2,905,000	2005	$2,905,000

Payments in respect of capital subscription installments in advance of due dates are shown in the Balance Sheet (under "ACCOUNTS PAYABLE AND OTHER LIABILITIES") as "Advance payments on subscriptions" pending the determination of the full value of such payments based on the rate of exchange to be used by ADB as of the date on which such payments are actually due.

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $64,491,000 as of December 31, 2002 ($59,780,000 - 2001) expressed in terms of the SDR on the basis of $1.35458 ($1.25562 - 2001) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*see Note B)*, were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

Inasmuch as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally as receivable from or payable to members in order to maintain the value of currency holdings in terms of the SDR. In view thereof, the notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The timing of the establishment and settlement of such amounts is uncertain and, accordingly, it is not practicable to determine a fair value for such receivables and payables.

One country made an arrangement with ADB that has the effect of continuing the settlement of their MOV obligation. The "Amounts required to maintain value of currency holdings" under "RECEIVABLE FROM MEMBERS" represents the amount receivable from changes in exchange rates of the member's currency in relation to the United States dollar.

The net notional amounts as of December 31, 2002 consisted of (a) the increase of $334,457,000 ($148,847,000 - 2001) in amounts required to maintain the value of currency holdings to the extent of matured and paid capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2002 and (b) the net decrease of $153,999,000 ($313,609,000 - 2001) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2002	2001
Notional MOV Receivables	$718,212,000	$657,940,000
Notional MOV Payables	229,756,000	195,484,000
Total	$488,456,000	$462,456,000

Membership

As of December 31, 2002, ADB is owned by 61 member countries, 44 countries from the region and 17 countries from outside the region *(see Appendix VII)*. During 2002, Portugal and Timor-Leste have subscribed 12,040 and 350 shares of ADB's capital stock respectively, and remitted the required paid-in portion of their subscriptions.

NOTE J—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members. During 2002, $714,464,000 of the net income for the year ended December 31, 2001 was allocated to the Ordinary Reserve ($625,716,000 - 2001).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(see Note B)* resulted in a net charge of $56,808,000 to the Ordinary Reserve during the year ended December 31, 2002 (credit of $20,236,000 - 2001). That charge is the increase in the value of the matured and paid capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of $147,501,000 of the December 31, 2001 net income to a separate category of Reserves - "Cumulative Revaluation Adjustments Account." This represents the cumulative FAS 133 adjustment.

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees on guarantees set aside pursuant to Article 17 of the Charter. Special Reserve assets consist of term deposits and government and government-guaranteed obligations and are included under the heading "INVESTMENTS." For the year ended December 31, 2002, guarantee fees amounting to $861,000 ($1,295,000 – 2001) were appropriated to Special Reserve.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. No amounts were allocated by the Board of Governors out of Surplus during 2002 and 2001.

Comprehensive Income and Accumulated Other Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. Other comprehensive income includes such items as the effects of the implementation of FAS 133, unrealized gains and losses on available-for-sale securities and listed equity investments, and currency translation adjustments.

NOTE K—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2002 was $1,709,943,000 ($1,813,640,000 - 2001). The average yield on the loan portfolio during the year was 5.93% (6.42% - 2001). Premium on prepaid loans collected during 2002 amounted to $62,521,000 ($2,841,000 - 2001).

Total income from investments for the year ended December 31, 2002 was $330,448,000 ($403,436,000 - 2001). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses, was 4.26% (5.91% - 2001). If unrealized gains and losses were included, the annualized rate of return would have been 5.34% (6.18% - 2001).

Income from other sources primarily includes dividends received for the year ended December 31, 2002 amounted to $8,603,000 ($13,229,000 - 2001), gain on sale of equity investments of $7,078,000 (loss of $345,000 - 2001), net of the share in the net losses of an equity investment of $363,000 (share in net profit of $1,478,000 - 2001) accounted for on the equity method.

Total interest expense incurred for the year ended December 31, 2002 amounted to $1,138,660,000 ($1,416,830,000 - 2001). Other financial expenses consist of amortization of borrowings' issuance costs and other expenses of $16,507,000 ($17,282,000 - 2001).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2002 were apportioned between ordinary capital resources and the Asian Development Fund according to the number of loans and equity investments approved during the year. Of the total administrative expenses of $254,372,000 ($223,313,000 - 2001), $144,379,000 ($129,481,000 - 2001) was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $19,440,000 ($34,793,000 – 2001) related to new loans for the year ended December 31, 2002 *(see Notes B and E)*.

In April 2001, the Board of Directors approved financing of technical assistance (TA) directly from current income and outlined a 4-year financing framework for TA operations. The full amount of TA commitments is to be charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES" in the year of commitment. As at December 31, 2002, the amount of TA commitments amounted to $75,960,000 ($19,962,000 - 2001) out of which $11,115,000 ($209,000 - 2001) had been disbursed.

For the year ended December 31, 2002, the provision for losses totaled $4,476,000 ($3,909,000 for private sector loans and $567,000 for equity investments). For the year ended December 31, 2001, the provision for losses totaled $9,838,000 ($4,994,000 for private sector loans and $4,844,000 for equity investments).

FAS 133 adjustment of $224,756,000 ($112,845,000 - 2001) was made up of mark to market gains on derivatives of $242,051,000 ($153,560,000 - 2001) offset by amortization of the FAS 133 transition adjustments of $17,295,000 ($40,715,000 - 2001).

NOTE L—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

Included in miscellaneous assets and liabilities are as follows:

	2002	2001
Amounts Receivable from:		
Asian Development Fund (Note K)	$20,474,000	$6,103,000
Technical Assistance Special Fund	60,000	-
Japan Special Fund	230,000	143,000
Asian Development Bank Institute Special Fund	72,000	107,000
Total	$20,836,000	$6,353,000
Amounts Payable to:		
Staff Retirement Plan	$12,150,000	$4,166,000

NOTE M—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants are required to contribute 9 1/3% of their salary to the Plan and may also make additional voluntary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2002 and 2001

The following table sets forth the pension and postretirement medical benefits at December 31, 2002 and 2001:

	Pension Benefits		Postretirement Medical Benefits	
	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 714,365,000	$576,014,000	$ 105,789,000	$ 61,231,000
Service cost	25,121,000	19,014,000	4,884,000	4,252,000
Interest cost	51,157,000	44,165,000	7,680,000	6,964,000
Participants' contributions	39,752,000	29,898,000	-	-
Amendments	-	40,392,000	-	-
Actuarial loss (gain)	36,507,000	32,295,000	6,733,000	34,460,000
Benefits paid	(33,355,000)	(27,413,000)	(1,087,000)	(1,118,000)
Benefit obligation at end of year	$ 833,547,000	$714,365,000	$ 123,999,000	$ 105,789,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 692,875,000	$729,822,000	$ -	$ -
Actual return on plan assets	(62,054,000)	(49,607,000)	-	-
Employer's contribution	10,826,000	10,175,000	1,087,000	1,118,000
Plan participants' contributions	39,752,000	29,898,000	-	-
Benefits paid	(33,355,000)	(27,413,000)	(1,087,000)	(1,118,000)
Fair value of plan assets at end of year	$ 648,044,000	$692,875,000	$ -	$ -
Funded status	$(185,503,000)	$ (21,490,000)	$(123,999,000)	$(105,789,000)
Unrecognized actuarial loss	166,234,000	2,605,000	36,731,000	32,190,000
Unrecognized prior service cost	37,118,000	42,185,000	(3,312,000)	(3,697,000)
Unrecognized transition obligation	(1,112,000)	(2,217,000)	5,297,000	7,706,000
Net amount recognized	$ 16,737,000	$ 21,083,000	$ (85,283,000)	$ (69,590,000)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost	17,124,000	21,409,000	-	-
Accrued benefit liability	(403,000)	(326,000)	(85,283,000)	(69,590,000)
Intangible asset	-	-	N/A	N/A
Accumulated other comprehensive income	16,000	-	N/A	N/A
Net amount recognized	$ 16,737,000	$ 21,083,000	$ (85,283,000)	$ (69,590,000)
Weighted-average assumptions as of December 31				
Discount rate	6.75%	7.00%	6.75%	7.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	5.75%	6.00%	5.75%	6.00%

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2002 and 2001

For measurement purposes, a 7.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as at December 31, 2002. The rate was assumed to decrease gradually to 5.75% for 2009 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2002	2001	2002	2001
Components of net periodic benefit cost:				
Service cost	$ 25,121,000	$ 19,014,000	$ 4,884,000	$ 4,252,000
Interest cost	51,157,000	44,165,000	7,680,000	6,964,000
Expected return on plan assets	(63,001,000)	(58,746,000)	-	-
Amortization of prior service cost	5,067,000	982,000	(385,000)	(385,000)
Amortization of transition obligation	(1,105,000)	(1,105,000)	2,409,000	2,409,000
Recognized actuarial (gain) loss	(2,067,000)	(8,349,000)	2,192,000	1,998,000
Net periodic benefit cost	$ 15,172,000	$ (4,039,000)	$16,780,000	$15,238,000

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1- Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 3,007,000	$ (2,310,000)
Effect on postretirement benefit obligation	24,405,000	(19,298,000)

NOTE N—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of December 31, 2002 and 2001 are summarized as follows:

	2002		2001	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 473,360,000	$ 473,360,000	$ 68,823,000	$ 68,823,000
Investments (Note D)	9,028,741,000	9,028,741,000	8,264,915,000	8,264,915,000
Loans outstanding (Note E)	29,145,236,000	31,922,103,000	28,658,846,000	30,697,150,000
Equity investments (Note F)	211,267,000	211,267,000	208,018,000	208,018,000
Other assets				
Nonnegotiable, noninterest-bearing demand obligations	313,416,000	178,361,000	333,047,000	185,090,000
Receivable from swaps - investments (Note D)	511,937,000	511,937,000	-	-
Receivable from swaps - borrowings (Note H)	9,231,868,000	9,231,868,000	6,379,403,000	6,379,403,000
LIABILITIES:				
Borrowings (Note H)	26,236,013,000	28,645,177,000	25,252,189,000	26,734,750,000
Other liabilities				
Payable for swaps - investments (Note D)	548,218,000	548,218,000	-	-
Payable for swaps - borrowings (Note H)	9,027,166,000	9,027,166,000	6,784,076,000	6,784,076,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note E)	1,117,810,000	553,152,000	355,173,000	230,932,000

Additional fair value information, including methods used to estimate certain values, is included in the notes referenced in the above table.

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair value of financial instruments that are short-term approximates their carrying amount.

If available, quoted market values are used to determine fair values. Financial instruments for which market quotations are not readily available are valued using a market-based valuation model. The basis of valuation is the expected cash flows discounted at the applicable market yield curves or appropriate market data.

NOTE O—OFF-BALANCE SHEET CREDIT RISK

ADB is a party to off-balance sheet financial instruments on guarantees. Guarantees involve elements of credit risk which are not reflected on the balance sheet. Credit risk represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contract. The amount of credit risks on guarantees as at December 31, 2002 was $1,117,810,000 ($355,173,000 – December 31, 2001).

NOTE P—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources, consisting of the Asian Development Fund, the Technical Assistance Special Fund, Japan Special Fund, and the Asian Development Bank Institute Special Fund.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of ordinary capital resources. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2002 and 2001 is as follows:

	2002		2001	
	Total Net Assets	No. of Funds	Total Net Assets	No. of Funds
Special Funds				
Asian Development Fund	$22,852,571,000	1	$19,887,498,000	1
Technical Assistance Special Fund	68,338,000	1	81,271,000	1
Japan Special Fund	188,167,000	1	268,129,000	1
Asian Development Bank Institute Special Fund	10,397,000	1	9,857,000	1
Subtotal	23,119,473,000	4	20,246,755,000	4
Trust Funds				
Funds administered by ADB	463,977,000	32	219,626,000	30
Funds not administered by ADB	5,455,000	1	6,900,000	1
Subtotal	469,432,000	33	226,526,000	31
Total	$23,588,905,000	37	$20,473,281,000	35

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2002 and 2001

During the year ended December 31, 2002, a total of $638,000 ($411,000 - 2001) was received as compensation for administering projects/programs under Trust Funds. The amount has been included in "Income from other sources."